Form 40-F
period 2002-12-31
BARRICK GOLD CORP
filed 2003-05-16
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2002	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

BCE Place
TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box
212
M5J 2S1 Canada
(800) 720-7415
(Address and telephone number of registrant’s principal executive office)

Barrick Goldstrike Mines Inc.
P.O. Box 29, Elko, Nevada 89803
(702) 738-8043
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares 541,398,522

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

BARRICK GOLD CORPORATION

BCE Place
Canada Trust Tower, Suite 3700
P.O. Box 212
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2002

Dated as of May 14, 2003

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3
REPORTING CURRENCY AND FINANCIAL INFORMATION	8
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	8
SCIENTIFIC AND TECHNICAL INFORMATION	9
GENERAL INFORMATION	9
Incorporation	9
Market for Securities	9
Subsidiaries	9
Areas of Interest	10
General Development of the Business	10
NARRATIVE DESCRIPTION OF THE BUSINESS	14
Gold Mineral Reserves and Mineral Resources	14
Reconciliation of Mineral Reserves	18
Uses of Gold	20
Sales and Refining	20
Forward Sales Program	20
Employees - Labor Relations	23
Competition	24
OPERATING PROPERTIES	24
Goldstrike Property	24
Betze-Post Mine	26
Meikle Mine	28
Round Mountain Mine	31
Eskay Creek Mine	35
Hemlo Property	38
Kalgoorlie Mine	40
Yilgarn District	43
Plutonic Mine	43
Darlot Mine	44
Lawlers Mine	45
Pierina Mine	46
Bulyanhulu Mine	49

i

OTHER OPERATING PROPERTIES	53
PROJECTS	54
Alto Chicama	54
Veladero Property	56
Pascua-Lama Property	58
Cowal Property	60
EXPLORATION ACTIVITIES	62
ENVIRONMENT AND CLOSURE	63
LEGAL MATTERS	64
Government Controls and Regulations	64
Litigation	65
RISK FACTORS	67
SELECTED CONSOLIDATED FINANCIAL INFORMATION	71
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	72
CONSOLIDATED FINANCIAL STATEMENTS	72
DIVIDEND POLICY	72
DIRECTORS AND OFFICERS OF THE COMPANY	73
NON-GAAP MEASURES	75
Reconciliation of Cash Costs per Ounce	76
ADDITIONAL INFORMATION	76

- ii -

GLOSSARY OF TERMS

Assay

     The chemical test of rock samples to determine the mineral content.

Autoclave system

     Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

     A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Bench

     Successive steps/horizontal increments mined as an open pit progresses deeper.

By-product

     A secondary metal or mineral product recovered in the milling process such as copper and silver.

Carbonaceous

     Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

Carbon-in-leach (C-I-L)

     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Carbon-in-pulp (C-I-P)

     A precious metals leaching technique in which granular activated carbon particles much larger than the ground ore particles are added to the cyanidation pulp after the precious metals have been solubilized. The activated carbon and pulp are agitated together to enable the solubilized precious metals to become adsorbed onto the activated carbon. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

     A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

     Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Contango

     The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

Crushing and grinding

     The process by which ore is broken into small pieces to prepare it for further processing.

Cyanidation

     A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

Deferred stripping costs

     Mining costs associated with waste rock removal that are deferred and amortized to operating costs over the life of an open pit mine.

Development

     Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

Dilution

     The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

     Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Drift

     A horizontal tunnel generally driven alongside an ore deposit, from a shaft, to gain access to the deposit.

Drilling

     Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

     Reverse circulation: drilling that produces rock chips rather than core. The chips are forced by air to surface through a double-walled drill pipe and are collected for examination.

     Conventional rotary: drilling that produces rock chips similar to reverse circulation except that the sample is collected through a single-walled drill pipe.

     In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

     Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering purposes.

Exploration

     Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

Flotation

     A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic or valueless gangue or waste.

Grade

     The amount of mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

     Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

     Mill-head grade: metal content of mined ore going into a mill for processing.

     Recovered grade: actual metal content of ore determined after processing.

     Reserve grade: estimated metal content of an orebody, based on reserve calculations.

Heap leaching

     A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Layback

     The amount of material which must be mined for the slope of a pit wall to be at a safe angle.

LIBOR

     The London Inter-Bank Offered Rate for deposits.

Lode

     A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

     A method of mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber is not immediately filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit		(°F-32) × 5 ÷ 9	=	Celsius

Mill

     A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mineral resource

     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mining claim

     That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty

     A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

     A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit

     A mine where the minerals are mined entirely from the surface.

Ore

     Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

     A sufficiently large amount of ore that can be mined economically.

Ounces

     Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Oxide ore

     Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

Qualified Person

     See “Scientific and Technical Information”.

Ramp

     An inclined underground tunnel that provides access to and throughout an orebody for exploration, ventilation or exploitation purposes in an underground mine.

Reclamation

     The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundment, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

Reclamation and Closure Costs

     The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

     A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Reef

     A South African term for a continuous mineral deposit, especially gold bearing quartz.

Refining

     The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

     Gold mineralized material in which the gold is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

Roasting

     The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

Semi-autogenous grinding (SAG)

     A method of grinding rock into fine sand, in which the grinding media consist of larger chunks of rock and steel balls.

Shaft

     A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Spot deferred contract

     See “Narrative Description of the Business – Premium Gold Sales Program”.

Stope

     An area in an underground mine where ore is mined.

Strike length

     The longest horizontal dimension of an orebody or zone of mineralization.

Tailings

     The remnants or “waste” material that remains after all metals have been economically removed from the ore during processing.

Tailings dam

     A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

     Short tons (2,000 pounds).

Total cash costs

     Total cash costs include site costs for all mining (excluding deferred stripping costs), processing and administration, royalties and production taxes, but are exclusive of amortization, reclamation, financing costs, capital costs and exploration costs.

REPORTING CURRENCY AND FINANCIAL INFORMATION

     All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2002 and the exchange rate at December 31, 2002 were one Canadian dollar per 0.6368 and 0.6331 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2002 and the exchange rate at December 31, 2002 were one Australian dollar per 0.5440 and 0.5662 U.S. dollars, respectively.

     Total cash and production costs in this Annual Information Form are calculated in accordance with The Gold Institute Production Cost Standard and are net of by-product credits.

     Barrick prepares its primary financial statements in accordance with the United States generally accepted accounting principles (“US GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with US GAAP. Canadian law requires that Barrick also prepare financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Consolidated Financial Statements of the Company, for the year ended December 31, 2002 were prepared in accordance with US GAAP and those prepared in accordance with Canadian GAAP are incorporated by reference in this Annual Information Form.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     Certain information contained or incorporated by reference in this Annual Information Form, including the information set forth as to the future financial or operating performance of the Company, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency market; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies (such as the Canadian and Australian dollars versus the US dollar); changes in US dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit-risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania or Barbados or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002” (US GAAP) and “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002”

(Canadian GAAP) incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

     The Company may, from time to time, make oral forward-looking statements. The Company strongly advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

SCIENTIFIC AND TECHNICAL INFORMATION

     Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources, or describing the geology of particular properties, is based on information prepared under the supervision of, or has been reviewed by, Alan R. Hill, P. Eng., Executive Vice President, Development of Barrick, and/or Alexander J. Davidson, P. Geo., Senior Vice President, Exploration of Barrick.

     Unless otherwise noted, exploration programs described in this Annual Information Form are designed and carried out under the supervision of Alexander J. Davidson, P. Geo., Senior Vice President, Exploration of Barrick.

     Each of Messrs. Hill and Davidson is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

     Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Corporation (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Homestake Canada Inc. (“HCI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. For a description of Barrick’s acquisition of Homestake, see “General Information – General Development of the Business”.

Market for Securities

     Barrick’s common shares are listed on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange, the Swiss Exchange and the Paris Bourse.

Subsidiaries

     A significant portion of Barrick’s business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Barrick as at December 31, 2002 and their respective jurisdictions of incorporation is set out at the end of this “General Information” section. All subsidiaries referred to in the chart are 100% owned unless otherwise noted. Unless otherwise indicated or the context otherwise requires, references to Barrick or the Company in this Annual Information Form include Barrick and, where appropriate, its predecessor corporations and its subsidiaries.

Areas of Interest

     For a map showing Barrick’s principal mining operations and projects, see the end of this “General Information” section.

General Development of the Business

     Barrick entered the gold mining business in 1983 and is now one of the largest gold mining companies in the world in terms of production and reserves. The Company has operating mines or development projects in Canada, the United States, Australia, Peru, Chile, Argentina and Tanzania. At December 31, 2002, proven and probable mineral reserves for Canadian reporting purposes stood at 86.9 million ounces of gold and mineral resources stood at 25.4 million ounces of measured and indicated gold and 16.2 million ounces of inferred gold. For a breakdown of reserves and resources by category, see – “Summary of Mineral Reserves and Resources”. For the year-ended December 31, 2002, Barrick produced 5.7 million ounces at total cash costs of $177 per ounce (see “Non-GAAP Measures”). Gold production is targeted at between 5.4 and 5.5 million ounces in 2003 at total cash costs of $180 to $190 per ounce of gold.

     During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Barrick has transformed Goldstrike from a small heap-leach operation to a property with 19.9 million ounces of gold reserves and two producing mines – the Betze-Post and Meikle Mines. Goldstrike produced 2.05 million ounces of gold in 2002 and is expected to produce 2.11 million ounces of gold in 2003. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production and now operates in South America, Tanzania and Australia.

     Barrick has employed a growth strategy that involves disciplined acquisitions, a district development program and early stage exploration. The acquisition strategy is illustrated by the acquisitions noted below. The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Meikle mine and related mineral deposits on the Goldstrike property. Given the world’s changing economic conditions over the past five years, exploration spending across the industry, particularly among junior companies, has decreased significantly. Barrick, however, has increased its exploration activities and is engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery on the Alto Chicama property in Peru.

     In 1994, Barrick acquired Lac Minerals Ltd., an international gold mining company with operating mines in Canada, the United States and Chile. The acquisition gave Barrick control of what is now known as the Pascua-Lama Property, which now hosts proven and probable reserves of 16.9 million ounces of gold and 584 million ounces of silver.

     In 1996, Barrick acquired Arequipa Resources Ltd., a natural resources company engaged in the acquisition and exploration of mineral properties in Peru, including the Pierina early stage exploration property. The property commenced production in November 1998 and, since production began, has produced, in aggregate, over 3.5 million ounces of gold to December 31, 2002 at an average total cash cost of $51 per ounce.

     In 1999, Barrick acquired Sutton Resources Ltd., an exploration company with mineral properties in Tanzania, including the Bulyanhulu Gold Project. At the time of acquisition, gold reserves at Bulyanhulu were 3.6 million ounces. At year-end 2002, proven and probable reserves were 11.6 million ounces. Mine construction began in the third quarter of 1999 and production commenced in April 2001. For the year-ended December 31, 2002, its first full year of production, the mine produced 356,000 ounces of gold at an average total cash cost of $198 per ounce.

     In December 2001, Barrick acquired Homestake Mining Corporation whose operations included mining operations in the United States, Canada, Australia and Chile, development projects in Argentina and Australia, and exploration projects in the United States, Canada, Australia, Argentina and Chile. The assets acquired included the Eskay Creek mine, the interests in the Kalgoorlie, Round Mountain and Hemlo operations, the Plutonic, Lawlers and Darlot mines, the Cowal project, and the remaining 60 percent interest in the Veladero project.

     The following table summarizes Barrick’s interest in its principal producing mines and its share of production from these mines:

Mines	Ownership(1)	2002	2001	2000

Goldstrike Property, Nevada
Betze-Post Mine	100%	1,409,985	1,549,975	1,646,640
Meikle Mine	100%	640,336	712,688	805,718

Goldstrike Property total		2,050,321	2,262,663	2,452,358

Round Mountain Mine, Nevada(2) (3) (4)	50%	377,747	373,475	243,734
Hemlo Property, Ontario (2) (3)	50%	269,057	307,514	304,882
Eskay Creek Mine, British Columbia(2)	100%	358,718	320,784	333,167
Yilgarn District, Western Australia(2)
Plutonic Mine	100%	307,377	288,360	253,643
Darlot Mine	100%	145,443	125,024	127,099
Lawlers Mine	100%	113,291	103,915	101,144

Yilgarn District total		566,111	517,299	481,886

Kalgoorlie Mine, Western Australia (2) (3)	50%	360,025	384,362	393,794
Pierina Mine, Peru	100%	898,228	911,076	821,614
Bulyanhulu Mine, Tanzania (5)	100%	356,319	241,575	—
Other Properties (2) (3)		458,351	805,348	918,236

Company total		5,694,877	6,124,096	5,949,671

(1)	Barrick’s interest is subject to royalty obligations at certain mines.

(2)	Acquired through the acquisition of Homestake in December 2001 (excluding Other Properties – Holt-McDermott mine, Bousquet mine, El Indio and Tambo mines). Production reflects Homestake’s interest prior to the acquisition (excluding Other Properties – Holt-McDermott mine, Bousquet mine and El Indio mine).

(3)	Barrick’s proportional share.

(4)	Effective July 1, 2000, the interest in the Round Mountain Mine was increased from 25% to 50%.

(5)	The Bulyanhulu mine commenced production in April 2001.

          See the Notes to the Consolidated Financial Statements for further information on the Company’s operating and geographic segments.

NARRATIVE DESCRIPTION OF THE BUSINESS

Gold Mineral Reserves and Mineral Resources

     At the beginning of 2003, Barrick’s total proven and probable gold mineral reserves for Canadian reporting purposes were 86.9 million ounces. During 2002, Barrick produced approximately 5.7 million ounces of gold (6.8 million contained ounces) and added approximately 11.4 million contained ounces to reserves for a net increase of approximately 4.6 million contained ounces (see - “Reconciliation of Mineral Reserves”). The addition to reserves of 11.4 million contained ounces is primarily attributable to the Alto Chicama project, the Goldstrike property and the Plutonic mine.

     2002 reserves have been calculated using an assumed gold price of $300 per ounce and a silver price of $4.75 per ounce, except with respect to the Kalgoorlie mine which has been calculated using an assumed gold price of $297 (A$550) per ounce. Barrick’s proven and probable gold reserves would increase to approximately 89.4 million ounces if calculated using a $325 per ounce gold price and decrease to approximately 82.6 million ounces at a $275 per ounce gold price.

     Reserves and resources have been calculated as at December 31, 2002 (except with respect to Alto Chicama, where reserves and resources have been calculated as at January 31, 2003) in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick under the supervision of Alan R. Hill, P. Eng., Executive Vice President, Development of Barrick, and/or Alexander J. Davidson, P. Geo., Senior Vice President, Exploration of Barrick. Such calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ — Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. Hill or Mr. Davidson, employees under their supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Properties”.

     Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the U.S. Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at the Alto Chicama and Veladero projects is classified as mineralized material.

     Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced. See “Risk Factors”.

     Definitions

     A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

     An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

     A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

     A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Gold Mineral Reserves(1), (3), (4), (7), (10), (11)

PROVEN				PROBABLE			TOTAL

	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)

OPERATING MINES
Betze-Post	60,229	0.132	7,924	46,901	0.173	8,127	107,130	0.150	16,051
Meikle	2,641	0.512	1,352	7,129	0.356	2,536	9,770	0.398	3,888

Goldstrike Property Total	62,870	0.148	9,276	54,030	0.197	10,663	116,900	0.171	19,939
Round Mountain (50%)	47,282	0.017	815	48,775	0.022	1,060	96,057	0.020	1,875
Eskay Creek	575	1.483	853	858	0.672	577	1,433	0.998	1,430
Hemlo (50%)	11,708	0.116	1,359	8,018	0.095	759	19,726	0.107	2,118
Pierina	29,232	0.068	1,994	41,111	0.039	1,608	70,343	0.051	3,602
Plutonic	2,983	0.146	436	10,993	0.191	2,097	13,976	0.181	2,533
Lawlers	1,456	0.134	195	1,951	0.161	314	3,407	0.149	509
Darlot	3,776	0.133	501	4,426	0.174	768	8,202	0.155	1,269
Yilgarn District Total	8,215	0.138	1,132	17,370	0.183	3,179	25,585	0.168	4,311
Kalgoorlie (50%)	34,580	0.052	1,788	62,318	0.060	3,763	96,898	0.057	5,551
Bulyanhulu	1,846	0.397	733	25,574	0.427	10,920	27,420	0.425	11,653
Other Properties	3,723	0.033	124	23,475	0.030	708	27,198	0.031	832
PROJECTS
Alto Chicama(7)	—	—	—	120,948	0.054	6,535	120,948	0.054	6,535
Veladero(7)	19,123	0.046	877	235,188	0.036	8,507	254,311	0.037	9,384
Pascua-Lama(12)	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Cowal	6,197	0.044	271	69,725	0.037	2,564	75,922	0.037	2,835

TOTAL	263,089	0.082	21,577	966,063	0.068	65,350	1,229,152	0.071	86,927

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Gold Mineral Resources (1), (2), (3), (5)

MEASURED				INDICATED
(M)				(I)			(M) + (I)	INFERRED

	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

OPERATING MINES
Betze-Post	16,445	0.069	1,139	29,955	0.070	2,092	3,231	1,217	0.074	90
Meikle	1,932	0.584	1,129	3,175	0.393	1,249	2,378	7,819	0.351	2,741

Goldstrike Property Total	18,377	0.123	2,268	33,130	0.101	3,341	5,609	9,036	0.313	2,831
Round Mountain (50%)	13,545	0.008	104	3,910	0.018	72	176	9,827	0.016	157
Eskay Creek	—	—	—	382	0.401	153	153	96	0.615	59
Hemlo (50%)	888	0.128	114	1,789	0.075	134	248	4,001	0.137	550
Pierina	8,599	0.016	137	31,339	0.016	489	626	1,134	0.020	23
Plutonic	4,523	0.073	331	14,826	0.132	1,956	2,287	7,333	0.161	1,183
Lawlers	2,178	0.154	336	6,201	0.126	779	1,115	2,326	0.123	286
Darlot	1,157	0.175	202	3,012	0.112	338	540	56	0.214	12

Yilgarn District Total	7,858	0.111	869	24,039	0.128	3,073	3,942	9,715	0.152	1,481
Kalgoorlie (50%)	14,558	0.054	791	27,353	0.054	1,488	2,279	6,779	0.050	342
Bulyanhulu	—	—	—	4,765	0.352	1,678	1,678	4,253	0.592	2,517
Other Properties	—	—	—	14,996	0.043	644	644	30,805	0.028	875
PROJECTS
Alto Chicama	—	—	—	56,352	0.035	1,998	1,998	24,820	0.042	1,045
Veladero	9,000	0.023	209	126,760	0.024	3,051	3,260	78,211	0.024	1,894
Pascua-Lama	3,962	0.055	216	111,883	0.029	3,271	3,487	126,841	0.027	3,475
Cowal	1,588	0.041	65	33,623	0.035	1,190	1,255	29,462	0.033	967

TOTAL	78,375	0.061	4,773	470,321	0.044	20,582	25,355	334,998	0.048	16,216

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

Reconciliation of Mineral Reserves

				Mineral Reserves
	Mineral Reserves		Increase	December 31,
Property (000's of ounces)	December 31, 2001(6)	Mined in 2002	(decrease)	2002(3)

OPERATING MINES
Betze-Post	16,433	(1,694)	1,312	16,051
Meikle	3,946	(701)	643	3,888
Round Mountain (50%)	2,245	(576)	206	1,875
Eskay Creek	1,775	(385)	40	1,430
Hemlo (50%)	2,517	(284)	(115)	2,118
Pierina	4,748	(1,073)	(73)	3,602
Plutonic	1,588	(344)	1,289	2,533
Lawlers	505	(116)	120	509
Darlot	1,341	(150)	78	1,269
Kalgoorlie (50%)	5,724	(436)	263	5,551
Bulyanhulu	12,009	(414)	58	11,653
Other Properties	1,393	(581)	20	832
PROJECTS
Alto Chicama	—	—	6,535	6,535	(7)
Veladero	8,416	—	968	9,384	(7)
Pascua-Lama	16,862	—	—	16,862	(12)
Cowal	2,770	—	65	2,835

Total	82,272	(6,754)	11,409	86,927

     Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)	Mineral reserves have been calculated as at December 31, 2002, except with respect to the Alto Chicama project, where reserves have been calculated as at January 31, 2003.

(4)	Mineral reserves have been calculated using an assumed gold price of $300 per ounce and a silver price of $4.75 per ounce, except with respect to the Kalgoorlie property, where a gold price of $297 per ounce (A$550 and an exchange rate of $0.54 $US/A$) has been used.

(5)	Resources have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. Assumed gold prices ranging from $300 to $400 have generally been used in estimating resources.

(6)	Mineral reserves have been calculated as at December 31, 2001 using an assumed gold price of $300 per ounce and a silver price of $5.00 per ounce, except with respect to the Australian properties where an assumed gold price of A$475 (for Kalgoorlie, Plutonic and Cowal) or A$500 (for Lawlers and Darlot) has been used.

(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at the Alto Chicama and Veladero projects is classified as mineralized material.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces.

(10)	Reserves include stockpile material totalling approximately 89.4 million tons, containing approximately 5.2 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)

Kalgoorlie	9,446	0.037	351
Goldstrike	40,776	0.101	4,117
Round Mountain	38,240	0.016	603

(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves are as follows:

	Metallurgical
	Recovery	Cutoff Grade
	(%)	(oz/t)

OPERATING MINES
Goldstrike Property
Betze-Post	83.5	0.065-0.080
Meikle	89.7	0.220-0.260
Round Mountain	67.0	0.006-0.018
Eskay Creek	92.1	0.631-0.849
Hemlo Property
David Bell	93.0	0.145
Williams	93.5	0.023-0.082
Pierina	79.6	0.010-0.015
Darlot	97.0	0.079-0.109
Lawlers	95.5	0.104
Plutonic	88.2	0.015-0.204
Kalgoorlie	86.1	0.026
Bulyanhulu	89.0	0.233-0.263
PROJECTS
Alto Chicama	80.0	0.014
Veladero	72.8	0.017-0.022
Pascua-Lama	82.7	0.029-0.053
Cowal	84.9	0.012-0.018

(12)	Reserves for the Pascua-Lama project have been calculated using a gold price of $300 per ounce and a silver price of $4.75 per ounce. Based on current construction cost estimates and the current development plan, which are under continuing review, using a gold price of $275 per ounce, the project would generate a negligible return.

Uses of Gold

     Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer. Barrick’s gold is currently being refined to market delivery standards by MKS Finance S.A. in Castel San Pietro, Switzerland and Argor-Heraeus S.A. in Mendrisio, Switzerland (Goldstrike production), by Johnson Matthey Limited in Brampton, Ontario, Canada (a portion of the Hemlo production), by the Royal Canadian Mint in Ottawa, Ontario, Canada (a portion of the Hemlo production), by Johnson Matthey PLC in London (Pierina production and Bulyanhulu gold doré production), by Johnson Matthey Refining Inc. in Salt Lake City, Utah, United States (Round Mountain production)’ and by Australian Gold Refinery in Perth, Australia (Plutonic mine production, Kalgoorlie mine production, Darlot production and Lawlers production). The gold is then delivered to meet commitments under gold sale contracts or sold to various gold bullion dealers or smelters on a competitive basis at spot prices. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of any of its current refiners.

     The Bulyanhulu mine produces gold-copper concentrates. At Bulyanhulu, sales contracts have been established with Pan Pacific Copper Co., Ltd., an affiliate of Nippon Mining & Metals Co., Ltd. and with Sumitomo Metal Mining Co., Ltd. for 80% of the mine’s concentrate production through 2008.

     The Eskay Creek mine sells direct shipping ore under long-term sales contracts with Dowa Mining Company Limited, Akita-Ken, Japan, and Noranda Inc., Rouyn-Noranda, for combined ore sales of 135,000 dry tonnes annually. These contracts expire in 2006 and 2007. The Eskay Creek mine also produces flotation concentrates, one-half of which is committed under a sales agreement with Noranda Inc. in Rouyn-Noranda, Quebec, Canada and Teck Cominco Metals Ltd. in Trail, British Columbia, Canada. These contracts expire at various dates between 2003 and 2008. To mitigate the impact of the Noranda Inc. smelter labor strike which began in July 2002, the mine optimized its milling capacity, increasing throughput (by 19%), re-sequenced the mining efforts to source higher grade ore, and arranged for increased sales to its other main smelter. Though the strike continues, shipments in late 2002 and early 2003 were back to pre-strike levels, and the Company anticipates being able to sustain these rates through the balance of 2003, even without a strike settlement.

Forward Sales Program

     The Company has operations in five principal countries which produce its primary product, gold, as well as by-products such as silver and copper. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold prices. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program focuses on the unpredictability of commodity and financial markets and seeks to mitigate the potentially adverse effects that the volatility of these markets may have on its operating results.

     The Company maintains a risk-management strategy that uses financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold could cause actual cash inflows from the sale of gold to differ from anticipated cash inflows. The Company uses gold forward sales contracts to mitigate these risks. As a gold producer, Barrick’s gold reserves underlie its forward sales program and Barrick expects to deliver production into its forward sales contracts in the normal course of business.

     Barrick’s forward sales contracts represent agreements to sell gold on a delivery date in the future. Barrick has the flexibility to choose the delivery date at any time over a 10 to 15 year period from the start of a contract. The rights and obligations under these contracts are defined by master trading agreements executed with various counterparties.

     The selling price under a contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e., US dollar interest rates) and gold borrowing rates (commonly referred to as “gold lease rates”). Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. The longer the period of time until delivery, the greater the amount of the forward premium or contango and, provided US dollar interest rates remain higher than gold lease rates, the greater the contract price compared to the spot price at the start of the contract. In the event gold lease rates are higher than US dollar interest rates, the “premium” becomes negative (known as “backwardation”). Over the past five years, backwardation has occurred only once, and only for a period of two days.

     Barrick has arrangements in place with approximately 19 counterparties, which have an average credit rating of “AA”. All of the counterparties are well-established financial institutions with a significant presence in the bullion trading market. To reduce exposure to defaults by counterparties, Barrick diversifies its forward sales contracts across a number of counterparties, limits exposure to individual counterparties, uses master netting arrangements such that Barrick’s credit risk is limited to the net positive fair value of contracts with individual counterparties and regularly monitors its counterparties’ credit ratings. To date, all counterparties have fully performed their obligations under such arrangements.

     Barrick’s trading agreements do provide for customary events of default such as covenant breaches, insolvency or bankruptcy. If an event of default occurred, counterparties could require Barrick to immediately settle outstanding contracts. Under its trading agreements, Barrick is not required to post any collateral or be subject to any margin calls on its derivative instruments. Also, the counterparties cannot require settlement of a contract solely because of an adverse change in the mark to market value. Barrick enters into financial instruments to act as economic hedges of underlying exposure to commodity prices, foreign currency exchange rates and interest rates that arise in the normal course of its business. The maturity of derivative instruments are spread out over time so that the size of positions maturing is such that the Company expects the relevant markets for commodities, currencies and interest rates will be able to absorb those contracts maturing.

     In previous years, as a result of the Company’s forward sales program and the level of spot prices for gold, substantially all of the gold produced by the Company (excluding Homestake production) was delivered against existing forward sale contracts rather than on the spot market. In 2002, the Company realized an average price of $339 per ounce compared with an average gold price on the Commodity Exchange Inc. (“COMEX”) in New York for the year of $310 per ounce. During 2002, the Company delivered a portion of production into the spot market. With the rise in the gold spot price, above the Company’s forward gold sales price, for much of the first quarter of 2003, Barrick sold a portion of its production at the higher spot price and deferred delivery for forward sales contracts to a later date.

     At December 31, 2002 the Company had outstanding commitments to deliver 18.1 million ounces of its future gold production under its forward sales program. This represents approximately 21 percent of proven and probable reserves (for Canadian reporting purposes), deliverable over the next 10 to 15 years at an average price of $341 per ounce at the scheduled delivery dates. For 2003, Barrick has the ability to deliver its production into the forward sales program at an average price of $340 per ounce. On a portion of sales contracts that had been scheduled for delivery in the first quarter of 2003, Barrick elected to not deliver production into such sales contracts during the quarter and decided instead to sell a significant portion of its production during that time at the higher spot price. This is the first time in 15 years that gold prices have risen above the Company’s outstanding contract sales price, prompting the Company to sell its production at the higher spot price.

     In a continued effort to make Barrick’s forward sales program smaller and simpler, the Company took two steps in 2002: it delivered production against forward sales contracts without replacing those contracts and it reduced its variable price sales commitments (commitments under which the price at which the gold is sold varies, typically either (i) within a range, or (ii) capped to a maximum level) by approximately two-thirds. With the Company’s positive outlook for the gold price, interest rates at 40-year lows (leading to lower forward sales premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower level of overall reserves. Subject to market conditions, Barrick expects to continue to reduce the size and complexity of its forward sales program.

     For a summary of the Company’s future gold sale and delivery commitments, derivative financial instruments used in the forward sales program and associated risks, see Note 23 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2002, pages 45 to 49 and 54 to 58 of the Company’s Annual Report to Shareholders for the year ended December 31, 2002 and “Risk Factors”.

     The Company’s financial risk management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold sales program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies. Responsibility for the implementation of hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared each week and distributed to the Chief Executive Officer, the Chief Financial Officer and members of the Finance Committee. The Board of Directors also receives a report on Barrick’s hedging position at each of its regularly scheduled meetings.

     Barrick maintains a separate compliance function to independently monitor and verify hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors all hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. Confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick does not enter into gold delivery commitments that are not covered by scheduled production.

     The extent to which the Company will enter into these types of commodity contracts in the future will depend upon its assessment of gold market conditions and other factors from time to time. As a result of changes in the market price of gold, contango rates and other factors, there can be no assurance that the Company’s forward sales program will be as successful in the future as it has been in the past. The Company may in the future utilize other types of commodity contracts or financial instruments in its forward sales program.

Employees - Labor Relations

     As at December 31, 2002, Barrick had approximately 5,000 full-time employees worldwide, as well as approximately 1,800 employees at operations jointly owned by Barrick, substantially all of who are employed in the United States, Canada, Australia, Chile, Peru, Argentina and Tanzania. Unions represent approximately 500 persons at the Company’s operations. Although the Company experienced an unauthorized work stoppage of one week at its Bulyanhulu mine in late 2002, labor relations at all locations are believed to be good.

     Hourly employees are provided with a variety of retirement, insurance and other benefits generally corresponding to prevailing customs in the relevant area and industry. Certain of the Company’s mining operations participate in retirement pension plans that are defined contribution plans. The Company also has pension plans covering certain United States employees. Certain of these pension plans, covering U.S. salaried and other non-union employees, provide benefits based on the employee’s years of service and highest compensation for a period prior to retirement. Certain of these pension plans, covering U.S. union employees, provide defined benefits based on each year of service. The Company also has other post-retirement plans that provide medical and life insurance benefits for certain retired employees. The excess of accumulated benefit obligations over plan assets for pension plans with accumulated benefit obligations in excess of plan assets was $61 million at December 31, 2002, and was $52 million at December 31, 2001. Plans where the projected benefit obligation and accumulated benefit obligation exceeded plan assets included a qualified pension plan covering salaried and non-union employees, a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering a director of the Company. In addition, an irrevocable trust (“Rabbi Trust”) was set up to fund the nonqualified plans and certain other deferred compensation plans. The diversified assets held in the Rabbi Trust included cash of $1 million and short-term investments of $30 million as of December 31, 2002. The Company has put in place a retirement plan for certain officers of Barrick. Pursuant to the unfunded plan, 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. There are no other benefits programs in place that could result in any unfunded post-retirement benefits. In addition, the Company has implemented incentive programs for certain employees.

Competition

     The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases on gold and other precious metals prospects and in connection with the recruitment and retention of qualified employees.

     There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to continue to acquire attractive gold mining properties on terms it considers acceptable.

     Given the size of the world market for gold relative to individual producers and consumers of gold, the Company believes that no single company has sufficient market influence to significantly affect the price or supply of gold in the world market.

OPERATING PROPERTIES

     The following is a summary of Barrick’s principal operations by region: United States, Canada, Australia, South America and Tanzania.

United States

     Barrick’s principal United States operations consist of its Goldstrike property and its 50% interest in the Round Mountain mine.

Goldstrike Property

     General Information

     A wholly-owned subsidiary of Barrick owns and operates the Betze-Post open pit mine and the Meikle underground mine and related deposits on the Goldstrike property. The property is located in north central Nevada, approximately 25 miles (40 kilometers) north of the town of Carlin, at an elevation of 5,600 feet (1,700 meters) in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation, that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 23 miles (37 kilometers) of local roads north of Carlin. Generally, the climate of the area does not materially impact on the mine’s operations.

     PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 pursuant to a plan of arrangement entered into with PanCana. It completed the acquisition of 100% ownership of the property with the acquisition of WSMC’s 50% interest in the property in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Meikle mine, which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The Roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Meikle mine, into production was completed and a new ball mill was added to increase autoclave recovery.

     At December 31, 2002, the Goldstrike property comprised approximately 9,921 acres (4,000 hectares) of land. This includes 1,762 acres (713 hectares) of patented lode mining and millsite claims and 1,870 acres (757 hectares) of unpatented lode mining and millsite claims held directly or by lease, 2,531 acres (1,024 hectares) of land acquired through land exchanges with the United States government, and 3,848 acres (1,557 hectares) purchased from other mining companies and a private individual. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Betze-Post and Meikle mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

     Geology

     The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanics and sediments during Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

     The major gold deposits – Post Oxide, Betze, Meikle and Deep Post – are all hosted in sedimentary rocks of Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze, Meikle and Deep Post are found in the silty limestones and debris flows of the Popovich Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Deep Post and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving) is required to free the gold.

     Processing

     The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Betze-Post and Meikle mines. Gold contained in recovered ore is processed into doré on-site and shipped to an outside refinery for processing into gold bullion. Power is purchased from Sierra Pacific Power Company pursuant to a contract and applicable tariffs.

     In 2002, Goldstrike processed an average grade of 0.20 ounces per ton, consisting of 0.16 ounces per ton ore from Betze-Post and 0.43 ounces per ton ore from Meikle. The average process grade is expected to remain at 0.20 ounces per ton in 2003, as the grades processed from both Betze-Post and Meikle move toward the reserve grades.

     Environment

     In 2002, all activities at the property were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the property’s operations.

     At December 31, 2002, future reclamation and closure costs for the property were estimated at $95 million. At December 31, 2002, Barrick has accrued $30 million through charges to earnings. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration

     In 2002, the exploration program on the property included the interpretation of the property-wide geogphysical survey to delineate potential targets. The surface drill program of 45,053 feet (13,732 meters) explored for underground orebodies, primarily at Banshee and North Meikle. The underground drilling program of 9,804 feet (2,988 meters) included Meikle (4,214 feet (1,284 meters)) and Griffin (5,590 feet (1,704 meters)). Additional in-fill surface drilling was conducted at Barrel (13,217 feet (4,028 meters)) and North Betze (1,910 feet (582 meters)) to confirm orebody geometry for underground development planning.

     The completion of the geophysical survey in 2001 and the interpretation of the results in 2002 identified several deep targets for follow-up drilling. Drilling these targets will continue in 2003 and it is expected that the exploration program at Goldstrike will include a surface drilling program of 33,800 feet (10,300 meters) to explore for orebodies at North Betze, Skarn Hill, west side of the South Block, Banshee and east of the Post fault. The underground exploration drilling program will consist of 3,200 feet (975 meters), targeting Griffin and North Meikle.

     Capital Expenditures

     In 2002, capital expenditures for the Goldstrike property were $46 million, including expenditures for mobile equipment, ongoing Meikle development, major installation upgrades and improvements as well as dewatering and other general site expenditures. For 2003, capital expenditures at Goldstrike are expected to be $50 million, including costs for development work, mobile equipment, systems improvements and tailings expansion.

     Betze-Post Mine

     The Betze-Post mine is an open pit truck-and-shovel operation, using standard proven equipment. It produced 1,409,985 ounces of gold in 2002 at an average total cash cost of $228 per ounce, and is expected to produce 1,495,000 ounces in 2003 at an average total cash cost of $228 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 14 years.

     Geology

     The gold mineralization at Betze-Post is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 6,000 feet (1,829 meters) in a northwest direction and averages 600 to 800 feet (183 to 244 meters) in width and 400 to 600 feet (122 to 183 meters) in thickness.

     Drilling and Analysis

     More than 6,200 drill holes have been completed within and around the Betze-Post deposit. Two thirds of the total drill holes are reverse circulation and rotary drill holes and the remaining one third are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 175 feet (53 meters) and at Post is 150 feet (46 meters). Almost all of the total drill hole footage has been sampled on five-foot intervals and assayed for gold by the fire assay method with follow-up cyanide AA assays. Most sampling and assaying are done on-site by Barrick with both internal check assays and external check assays performed by independent laboratories.

     In 2002, seven drill holes were completed using the horizontal drill rig to define the extent of mineralization into the Northeast highwall as identified by blast holes and geologic channel samples. A total of 2,950 feet (899 meters) of drilling was completed and assayed on 10-foot (3 meter) intervals. Assay results indicated the existence of the Susannah satellite deposit.

     Oriented core programs have been drilled in the past to assist in the determination of highwall planning parameters. Grab samples are taken over roughly every 20 feet (6 meters) of core, and zones of mineralization are further sampled on five-foot intervals. The last oriented core program incorporated three drillholes in 2001. The program will continue in 2003.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property have been reviewed by independent consultants and found to conform to industry accepted quality control methods.

     Royalties

     Most of the property comprising the Betze-Post mine is subject to a net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Betze-Post mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	142,898	154,233
Tons of ore processed (000’s)	10,322	9,187
Average grade processed (ounces per ton)	0.16	0.20
Recovery rate (%)	83.3	85.1
Ounces of gold produced (000’s)	1,410	1,550
Average total cash costs per ounce	$228	$215
Average total production costs per ounce	$286	$267

     Meikle Mine

     The Meikle orebody, located one mile (1.6 kilometers) north of the Betze-Post mine on Barrick’s Goldstrike property, is a high grade orebody which was discovered in 1989. Two different underground mining methods are used at Meikle, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). Meikle is a trackless operation which commenced production in September 1996. The Meikle orebody now incorporates Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo underground zones. An intensive development program to bring the Rodeo deposit into production was completed in late 2001. While exploration drilling will continue at depth below Main Meikle and in the Rodeo area, the best potential for reserve additions is likely north of Main Meikle, in an area known as Banshee. Based on existing reserves and production capacity, the expected remaining mine life is 7 years.

     The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 3,770 tons per day in 2001 and 4,504 tons per day in 2002. The Meikle mine produced 640,336 ounces of gold in 2002 and is expected to produce 620,000 ounces in 2003 at an average total cash cost of $219 per ounce. In 2002, mining activity took place in five main areas – Main Meikle, Meikle Extension, South Meikle, Griffin and Rodeo. In 2003, mining activity will continue in these five areas.

     Geology

     Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the Meikle orebody, which is compact in size and very high grade. In contrast to the Betze-Post Mine area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down deep and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration at Meikle, the bulk of the ore is quite hard and competent.

     Drilling and Analysis

     Prior to underground access at the Meikle deposit, a total of 166 surface holes defined the deposit with a total of 259,793 feet (79,185 meters). Underground drilling commenced in 1995 and a total of 877,030 feet (267,319 meters) in 3,586 underground holes had been completed in and around the deposit as at December 31, 2002. At the Rodeo deposit, prior to underground access, a total of 101 surface holes defined the deposit with a total of 338,472 feet (103,166 meters). Underground drilling commenced at Rodeo in 1998, and as of December 2002, a total of 934 holes totaling 188,443 feet (57,437 meters) had been drilled in and around the deposit. Although the majority of drilling is core, approximately 35% of Meikle and 30% of Rodeo definition drilling are by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 25 to 85 feet (8 to 26 meters). Some of the wider-spaced core holes are sampled on 20-foot intervals (chip samples) and 5-foot whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.436 oz of gold per ton. Most sampling and assaying is done on-site by Barrick with both internal check assays and external check assays performed by independent laboratories.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property have been reviewed by independent contractors and found to conform to industry accepted quality control methods.

     Royalties

     The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

     Production Information

     The following table summarizes certain production and financial information for the Meikle mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	1,635	1,372
Tons of ore processed (000’s)	1,638	1,375
Average grade processed (ounces per ton)	0.43	0.56
Recovery rate (%)	91.3	93.0
Ounces of gold produced (000’s)	640	713
Average total cash costs per ounce	$198	$147
Average total production costs per ounce	$319	$221

Round Mountain Mine

     General Information

     Wholly-owned subsidiaries of Barrick own a 50% interest in the Round Mountain gold mine, which is located approximately 60 miles (96 kilometers) north of Tonopah in Nye County, Nevada, at an elevation of approximately 6,200 feet (1,890 meters). Kinross Gold Corp. owns the remaining 50% interest and is the operator. Access to the property is by paved road. Generally, the climate of the area does not materially impact on the mine’s operations. Barrick acquired its interest upon its merger with Homestake. Homestake had acquired its initial 25% interest in Round Mountain in 1984, and bought an additional 25% in July 2000. Barrick and Kinross Gold Corp. have first refusal rights over each other’s interest in the property. The mine has been in operation since 1977. Based on existing reserves and production capacity, the expected remaining mine life is 5 years. Effective January 31, 2003, Kinross Gold Corp. succeeded to the interest of Echo Bay Mines Limited by merger.

     The Round Mountain property position consists of contiguous patented and unpatented mining claims covering approximately 36,920 acres (14,930 hectares). Patented claims cover all of the current reserves in the ultimate pit.

     Geology

     The Round Mountain orebody is a large, epithermal, low-sulphidation, volcanic-hosted, hot-springs type, precious metal deposit located along the margin of a buried volcanic caldera. The deposit genesis is associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. Ascending fluids deposited gold within the metasediments and overlying volcanic tuff units along a broad northwest trend.

     Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Economic gold mineralization is found in both the volcanic and surrounding metasedimentary rocks as well as overlaying alluvial placers. The mineralization occurs within shear zone fractures and veins or as disseminations within the more permeable units. Narrow fractures in shear zones host higher-grade mineralization while porous volcanic rocks host the lower-grade disseminated mineralization. Primary sulphide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as finely divided blebs along fractures.

     Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through chlorite; clay; sericitic and quartz; adularia, quartz and sericite; and quartz and adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass and primary sanidine, or as crystal growths in open-space.

     Alteration within the metasedimentary rocks are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

     The open-pit mine is over a mile (1.6 kilometers) at its longest dimension and currently more than 1,295 feet (395 meters) from the top bench to the bottom of the pit.

     Mining and Processing

     The operation uses open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling of higher-grade ore, and the gravity concentration circuit. Recovered gold is smelted on site into doré and shipped to outside refineries for processing into bullion. Water is supplied from joint venture-owned wells on the property. Power is purchased from Sierra Pacific Power Company under a standard industry tariff.

     In 2002, Round Mountain produced 755,493 ounces of gold, of which the Company’s share was 377,747 ounces, at an average total cash cost of $187 per ounce. In 2003, the mine is expected to produce 725,000 ounces of gold, of which approximately 363,000 ounces would be the Company’s share, at an average total cash cost of $198, with lower gold production from the dedicated pad the primary reason for the decrease in production.

     Environment

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, Barrick’s share of future reclamation and closure costs for the mine were estimated at $37 million. At December 31, 2002, Barrick has accrued $25 million through charges to earnings. In connection with the reclamation of the mine area, Barrick has provided financial security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2002 the mine exploration program focused on the Gold Hill area, consisting of 111 holes totaling 72,161 feet (21,995 meters). An external commercial laboratory was used to assay all the exploration drill hole samples. Blanks, duplicates, and standards are all included with each set of samples for quality control and quality assurance purposes. In addition, check assays were completed at an external commercial lab.

     Approximately 4,089 drill holes have been completed within and around the Round Mountain deposit of which seven percent are core holes, with the remainder drilled by reverse-circulation methods. 96 reverse-circulation holes totalling 38,970 feet (11,878 meters) were added to the database in 2002. Optimum spacing within the Round Mountain deposit ranges between 100 and 140 feet (30 and 42 meters). All of the drill holes have footage that has been sampled on five-foot intervals and assayed for gold by the fire assay method with a gravimetric finish. For the Round Mountain deposit, all sampling and assaying is done on-site by the in-house lab. Internal check assays and external check assays are performed by independent laboratories.

     Capital Expenditures

     In 2002, Barrick’s share of capital expenditures were $16 million (of which $8 million was Barrick’s share), which included 3 additional 240 trucks, a wheel dozer, a production drill and the buyout of a wheel loader on lease. In 2003, capital expenditures are expected to be $16 million (of which $8 million is the Company’s share) and will include construction of phase 4 of the west dedicated pad, mine dewatering and the payout for one 240 ton truck.

     Royalties

     All Round Mountain mine production is subject to a royalty determined by a formula based on the price of gold. The royalties range from approximately 3.5% of gold revenues at prices of $320 per ounce of gold or less to approximately 6.4% of gold revenues at prices of $440 per ounce of gold or more. During 2002, the royalties averaged 3.5% of revenues.

     Production Information

     The following table summarizes certain production and financial information for the Round Mountain mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	63,146	70,243
Tons of ore processed (000’s)	62,221	58,660
Average grade processed (ounces per ton)	0.019	0.017
Ounces of gold produced (000’s)	755	747
Ounces of gold produced (000’s)- Barrick’s share (1)	378	373
Average total cash costs per ounce	$187	$187
Average total production costs per ounce	$256	$249

(1) Represents Barrick’s 50% ownership interest.

Canada

     Barrick’s principal Canadian properties consist of its Eskay Creek mine and the 50% owned Hemlo property.

Eskay Creek Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Eskay Creek gold/silver mine, which is located in northwestern British Columbia approximately 80 kilometers by air north of Stewart, British Columbia. Access is by 60 kilometers of privately owned single-lane gravel road. The mine is located at an elevation of 800 meters. Generally, the climate of the area does not materially impact on the mine’s operations. The Eskay Creek mine was acquired by Barrick as a result of its merger with Homestake. Homestake acquired an interest in Eskay Creek in June 1992 when it merged with Corona Corporation, which owned 50.6% of Prime Resources Group Inc., which in turn owned 100% of the property. Homestake acquired the remaining 49.4% of Prime Resources Group Inc. in December 1998. Eskay Creek began commercial production in 1995. In 1997, the gravity and flotation mill was constructed to treat lower grade ore. Based on existing reserves and production capacity, the expected remaining mine life is 6 years.

     The Eskay Creek property consists of five mining leases, two mineral claims and various other mineral and surface rights comprising approximately 2,060 hectares. The leases have remaining terms of 19-23 years, subject to renewal rights. There are aboriginal claims relating to areas of British Columbia, including a claim by the Tahltan Nation to the area which includes the Eskay Creek mine. The nature and extent and validity of such claims have not been determined. Barrick believes that its relations with the Tahltan Nation are good. Barrick does not believe that aboriginal claims at Eskay Creek will have any material adverse effect on the operations.

     Geology

     The Eskay Creek orebody is a precious metal-enriched volcanogenic massive sulphide deposit that occurs in association with volcanics of the Jurassic-aged (141 to 195 million years) Hazelton Group. Eskay Creek mineralization generally is stratabound and occurs in a contact mudstone and breccia bounded below by a rhyolite flow-dome complex and overlain by volcanic and sedimentary rocks in the west limb of a north-plunging fold. Recent mineralization has also been outlined in discordant feeder type relationships in the underlying rhyolite and dacite. Sphalerite, pyrite, galena and tetrahedrite are the most abundant ore minerals. Native gold occurs as mostly microscopic particles located between sulphide grains, in fractures with sulphide grains, or locked in pyrite. Gold also occurs in volcanic rocks beneath the contact mudstone, along with coarse-grained sphalerite, pyrite and galena in quarts veins or stockworks.

     Mining and Processing

     The mine is an underground, trackless operation accessible through three surface portals. Mining is conducted by a contractor using equipment owned by a subsidiary of Barrick. The mine utilizes a drift-and-fill mining method with cemented rock backfill. Higher-grade ore is crushed and blended at the mine site then sold to third-party smelters without any further processing. Additional higher-grade and lower-grade ore is sent to a 360 tons per day on-site gravity and flotation mill for further processing and concentration prior to transport to third party smelters. Mine waste rock and tailings from the mill are disposed of underwater in two nearby barren lakes. Water is supplied to the operation from the Eskay and Argillite Creeks and power is produced by on-site diesel generators.

     In 2002, Eskay Creek produced 358,718 ounces of gold and 17.8 million ounces of silver at an average total cash cost of $40 per ounce of gold. In 2003, Eskay Creek is expected to produce 363,000 ounces of gold and 16.6 million ounces of silver at an average total cash cost of $64 per ounce of gold.

The increase in production reflects a decision to accelerate production by easing blending constraints on the direct ship ore and modifying the mill to increase throughput.

     Environment

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, future reclamation and closure costs for the mine were estimated at $6 million. At December 31, 2002, Barrick has accrued $3 million through charges to earnings. In connection with the reclamation of the mine area, Barrick has provided the security as required by governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2002, the Company continued its development drilling program and in-fill drilling program. During 2002, 13,990 meters of surface and 35,207 meters of underground diamond drilling were completed. The 2003 exploration program will continue to follow up on mineralization that was outlined in previous years as well as new mineralization that was outlined in 2002. In 2003, the exploration program will also test for parallel or feeder potential below the known mineralization. The plan for 2003 is to complete 12,500 meters of surface and 33,000 meters of underground diamond drilling.

     More than 5,800 diamond drill holes or about 568,197 meters have been drilled within and around the Eskay Creek Mine. Of this, 1600 holes or about 345,990 meters of core has been drilled from surface and 4200 holes or about 222,207 meters of core drilled from underground.

     Surface drilling is generally planned at 100 to 200 meter spacing in prospective areas and is reduced to 25 meter spacing for follow-up used to outline resources. Core is split and prospective areas sampled on 1.5 meter lengths and mineralized sections sampled at 1.0 meter lengths. Known barren areas are only randomly sampled and all of the core is saved and stored.

     Dependent on grade and target geometry, definition programs are nominally 10 meter centers and as tight as 5 meter centers in very high grade target areas. Diamond drill core in new areas is commonly split, but when in a known horizon it is usually whole sampled. In unmineralized areas, sample lengths may be up to 5 meters, but in known ore, sample lengths are generally a maximum of 1 meter.

     Most surface core is assayed off-site. Surface assays are done by inductively coupled plasma atomic emission spectrometer and any values greater than 1 gram per ton (g/t) Au are redone by fire assay. All underground core and the closer-spaced resource driven surface programs are assayed by the on-site Eskay lab using fire assay for gold and silver and atomic absorption for base metals. All assays are systematically checked with both internal standards and systematic check assays performed by independent laboratories.

     All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed in connection with drilling and sampling on the Eskay property have been reviewed by independent consultants and smelter representatives and found to conform to industry accepted quality control methods.

     Capital Expenditures

     During 2002, $8 million was spent on capital expenditures at Eskay Creek, including a ramp extension, underground equipment, mill and pipeline upgrades. Capital expenditures for 2003 are expected to be $6 million, including development ramping, ventilation and hydraulic backfill and bulk shotcrete systems.

     Royalties

     The mine is subject to a 1% net smelter royalty, with the exception of a small portion of the orebody, which is subject to a 2% net smelter royalty.

     Production Information

     The following table summarizes certain production and financial information for the Eskay Creek mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	254	230
Tons of ore shipped (000’s)	128	121
Direct shipped ore grade (ounces per ton)	2.17	2.08
Direct shipped ore recovery (%)	95.4	95.6
Tons of ore milled (000’s)	128	108
Mill grade (ounces per ton)	0.83	0.94
Mill recovery (%)	92.5	89.8
Ounces of gold produced (000’s)	359	321
Average total cash costs per ounce	$40	$49
Average total production costs per ounce	$174	$176

Hemlo Property

     Barrick owns a 50% interest in the Hemlo operations, which are comprised of two underground mines (the Williams (which includes an open-pit mine) and David Bell mines), located in the Hemlo Gold Camp, approximately 350 kilometers east of Thunder Bay. Equally owned subsidiaries of Barrick and Teck Cominco Limited operate the mines. Barrick and Teck Cominco Limited provide funds equally for all costs incurred to operate the mines and have rights of first refusal over each other’s interests in the mines and operating companies. Based on existing reserves and production capacity, the expected remaining mine lives of the David Bell mine and the Williams mine, respectively, are 6 years and 10 years.

     The Williams and David Bell mines share milling, processing and tailings facilities. Each mill circuit includes a semi-autogenous mill and a ball mill. Gravity and C-I-P processes are used to recover gold. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Tailings water is reclaimed for use in the mill and excess water is treated through a seasonally operated effluent treatment plant prior to discharge into the environment.

     Ground stability continues to be a significant area of focus for the Hemlo operations. Changes to the mine plan, mining sequence, increased ground support and increased monitoring instrumentation are ongoing to minimize this risk.

     In 2002, the Company’s share of Hemlo gold production was 269,057 ounces at an average cash cost of $224 per ounce. In 2003, the Company’s share of Hemlo gold output is expected to be 253,000 ounces, produced at an average cash cost of $231. In 2002, the average grade milled was 0.15 ounces per ton, which is expected to decrease to 0.14 ounces per ton in 2003.

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, the Company’s share of reclamation and closure costs for the Hemlo operations were estimated at $19 million. At December 31, 2002, the Company has accrued $10 million through charges to earnings. In connection with the reclamation of the mine area, the Company has provided financial security as required by governmental authorities. See “Environment and Closure”.

     The mining claims at the Williams mine are subject to three net smelter royalties totaling a net effective rate of 2.06%. The mining claims at the David Bell mine are subject to a 3% net smelter royalty.

     The following table summarizes certain production and financial information for the Hemlo operations for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	8,228	6,876
Tons of ore processed (000’s)	3,812	3,849
Average grade processed (ounces per ton)	0.15	0.17
Recovery rate (%)	94.7	93.1
Ounces of gold produced (000’s)	538	598
Ounces of gold produced (000’s) - Barrick’s share (1)	269	307
Average total cash costs per ounce	$224	$196
Average total production costs per ounce	$264	$232

               (1) Represents Barrick’s 50% ownership interest.

Australia

     Barrick’s principal Australian operations consist of its Kalgoorlie operations and its mines located in the Yilgarn District.

Kalgoorlie Mine

     General Information

     The Kalgoorlie operations are located adjacent to the town of Kalgoorlie approximately 550 kilometers northeast of Perth, Western Australia. Access is by paved road. The mine is located at an elevation of 420 meters above sea level. Except with respect to the roaster as noted below, generally, the climate of the area does not impact on the mine’s operations. Mining operations in the Kalgoorlie region date back to 1893.

     Barrick acquired a 50% interest in the Kalgoorlie operations as a result of its merger with Homestake in 2001. Subsidiaries of Newmont Mining Company (“Newmont”), own the other 50% interest. Barrick, through a wholly-owned subsidiary, and Newmont jointly own and control Kalgoorlie Consolidated Gold Mines Pty Ltd. (“KCGM”), which manages the operations under the direction of a joint management committee. Homestake acquired its interest in the original joint venture in 1975. In 1989, KCGM was formed to assume management of the Mt. Charlotte underground mine and to develop and operate the Super Pit open pit mine for the joint venture. Mt. Charlotte was scheduled to cease production in 2002, but mining of residual ore may prolong its life through 2003. The Super Pit mine commenced operations in 1989 and since then approximately 10 million ounces of gold have been recovered. Based on existing reserves and production capacity, the expected remaining mine life of the Super Pit mine is 18 years.

     The Kalgoorlie properties consist of 58 mining leases and 104 prospecting licenses covering approximately 23,000 hectares. The mining leases were granted for a term of 21 years on conditions covering rental, royalties, expenditures, mining practices and rehabilitation. They are renewable in the final year. There are a number of native title claims relating to the area of the Kalgoorlie operations, but the validity of those claims has not been determined. See “Legal Matters – Title to Properties”.

     Geology

     The ore deposits mined in the Kalgoorlie goldfields occur within an intensely mineralized shear zone system in dolerite host rocks, within the Norseman-Wiluna greenstone belt, which is part of the Yilgarn Block of Western Australia. The rocks are of Archean age. The favorable structural, metamorphic and lithologic setting in conjunction with hydrothermal activity controlled gold mineralization. Since 1893, in excess of 48 million ounces of gold have been produced from the Kalgoorlie properties at depths of up to 1,220 meters from high-grade lodes and adjacent disseminated mineralization in the Golden Mile Dolerite, and from the large stockwork zones, which characterize Mt. Charlotte and Reward (underground) orebodies.

     Mining and Processing

     The Kalgoorlie operations consist of the Super Pit open-pit mine. Ore is treated at the Fimiston mill. Sulphide concentrates produced at the Fimiston mill are roasted and leached at the Gidji roaster, located approximately 20 kilometers north of the main Kalgoorlie operations. Gold-laden carbon from the Gidji roaster is sent to the Fimiston mill for processing. As a result of increasingly stringent sulfur dioxide emissions constraints and unfavorable weather conditions, from time to time the roaster is unable to treat all of the sulphide concentrates produced by the mill. In 2002, through improvements made to the treatment plant and the roaster, Kalgoorlie was able to reduce its inventory of sulphide concentrate. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion. The Super Pit mine is located along the Golden Mile orebodies previously mined from underground. Mining at the Super Pit is by open-pit, truck-and-loader mining methods, with most of the ore and waste being mined on 10-meter benches. Until the first quarter of 2000, contractors had been employed to conduct the open-pit mining operations, ore and concentrate haulage, and some specialized services. During the first quarter of 2000, the transition of mining operations from the open-pit mining contractor to owner mining was completed.

     In 2002, the mine produced 720,049 ounces of gold, of which the Company’s share was 360,025 ounces, at an average total cash cost of $222 per ounce. In 2003, the mine is expected to produce 688,000 ounces of gold, of which 344,000 ounces would be the Company’s share, at an average total cash cost of $237 per ounce. The average grade processed in 2002 was 0.061 ounces per ton, which is expected to be the same in 2003.

     Fresh water is supplied under allocation from the state water system and is piped approximately 550 kilometers from Perth. Remaining process water requirements are satisfied using salt water taken from wells and the underground mine. Power is provided under a power supply agreement with Newmont Power Pty Ltd., a wholly-owned subsidiary of Newmont Mining Company.

     Environment

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, the Company’s share of the reclamation and closure costs for the mine was estimated at $23 million. At December 31, 2002, the Company has accrued $10 million through charges to earnings. In connection with the reclamation of the mine area, the Company has provided the financial security as required by the governmental authorities. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     Exploration during 2002 was focused on projects in the near-mine area. 37 reverse circulation holes, for a total of 2,332 meters of drilling, were completed at Aberdare, south of the Fimiston pit, to locate extensions to the existing resources in this area. Four diamond holes were drilled to the north and west of Fimiston, for a total 1724 meters of drilling, to test targets associated with the Golden Pike Fault and two diamond holes were drilled at Mt. Percy, for a total of 815 meters of drilling, to test a conceptual structural target. At the Kalgoorlie South project, two diamond holes were drilled, for a total of 944 meters of drilling, with the aim of locating a northerly extension of a mineralized shear zone at Hannan South.

     In 2003, the planned exploration program at Kalgoorlie includes 10,000 meters of diamond drilling and 10,300 meters of reverse circulation drilling. The main focus for exploration will be the belt from the Morrison area at the southern end of Fimiston pit to the Mt. Percy area north of Mt. Charlotte. Deep diamond drilling is planned to test for high grade lode-style mineralization in a second dolerite horizon below the Fimiston pit.

     More than 9,100 surface drill holes have been completed within and around the Fimiston Super Pit. Over 65 percent of the surface drill holes are diamond core holes and the remainder are reverse circulation and conventional rotary drill holes. More than 11,800 underground diamond core holes have also been drilled along with over 21,000 reverse circulation holes for grade control. Drill spacing is 10-20 meters in the upper reserve levels and 40-100 meters deeper in the orebody.

     Drill holes have been sampled mainly on two-meter intervals (65 percent) or one-meter intervals (30 percent). Samples are assayed for gold by the fire assay method. Assaying is done by an independent laboratory with both internal check assays and external check assays performed by another independent laboratory.

     All drill hole collar, survey and assay information used in modeling and resource estimation is manually verified and approved by geologic staff prior to entry into the mine-wide database.

     The quality assurance procedures and assay protocols followed by KCGM in connection with drilling and sampling on the Fimiston property conform to industry accepted quality control methods.

     Capital Expenditures

     Barrick’s share of capital expenditures at Kalgoorlie in 2002 was $14 million, primarily for mining equipment, treatment optimization projects, infrastructure, miscellaneous mining projects and sustaining capital projects. Capital expenditures for 2003 are expected to be $21 million (Barrick’s share), primarily for mine equipment, treatment, optimization projects and sustaining capital.

     Royalties

     On July 1, 1998 a gold royalty became payable to the State of Western Australia at a rate of 1.25% on the realized value of gold produced, increasing to 2.5% on July 1, 2000 in respect of all of the Company’s State of Western Australia properties. The realized value is based on the spot price of gold. From July 1, 2000 through June 30, 2005, the royalty rate has been reduced to 1.25% during calendar quarters when the spot gold price is less than A$450 per ounce. At December 31, 2002 the spot gold price was A$613 per ounce. There are no other royalties currently payable on production from the Kalgoorlie operations.

     Production Information

     The following table summarizes certain production and financial information for the Kalgoorlie operations for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	92,648	92,601
Tons of ore processed (000’s)	14,101	13,192
Average grade processed (ounces per ton)	0.061	0.066
Recovery rate (%)	82.6	84.3
Ounces of gold produced (000’s)	720	769
Ounces of gold produced (000’s) - Barrick’s share (1)	360	385
Average total cash costs per ounce	$222	$203
Average total production costs per ounce	$279	$252

(1) Represents Barrick’s 50% ownership interest.

Yilgarn District

     The Yilgarn district consists of the Plutonic, Darlot and the Lawlers mines. Barrick acquired the mines through its merger with Homestake in 2001. Homestake acquired each of these mines as an operating mine in its 1998 merger with Plutonic Resources Limited. Plutonic itself was incorporated as Noranda Limited in Victoria in 1984 and listed on the Australian Associated Stock Exchange in August 1985. In 1989, it acquired the Plutonic property in Western Australia following discovery of a gold deposit in 1988. It subsequently explored, developed and constructed the Plutonic mine, which commenced production in August 1990. The Darlot mine covers an extensive goldfield discovered more than 100 years ago. The Lawlers mine has operated since 1986.

     Plutonic Mine

     A wholly-owned subsidiary of Barrick owns the Plutonic gold mine, which is located approximately 180 kilometers northeast of Meekatharra, Western Australia, and approximately 13 kilometers from the Great Northern Highway. Staff employees and contract personnel work on two-weeks-on and one-week-off rotations on a fly-in-fly-out-basis. Based on existing reserves and production capacity, the expected remaining mine life is 10 years.

     The Plutonic mine consists of both open-pit and underground operations. Underground operations are the primary source of ore, although open-pit mining of several smaller pits continues. Ore mined from the underground and the open pits is being supplemented with ore from stockpiles. Ore is treated at the on-site mill, which operates both sulphide and oxide circuits. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion.

     The mine produced 307,377 ounces of gold during 2002 at a total cash cost of $184 per ounce. In 2003, the mine is expected to produce 295,000 ounces at a total cash cost of $194 per ounce. The average grade processed in 2002 was 0.097 ounces per ton and the average grade processed in 2003 is expected to be 0.120 ounces per ton (reflecting a higher proportion of underground ore in the mill feed for 2003).

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, reclamation and closure costs for the mine were estimated at $9 million. At December 31, 2002, the Company has accrued $3 million through charges to earnings. In connection with the reclamation of the mine area, the Company has provided financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the underground operations are not subject to any royalties. However, 16 mining leases which contain a relatively small proportion of the mine’s overall reserves and resources are subject to a sliding-scale royalty based on tonnage and grade.

     The following table summarizes certain production and financial information for the Plutonic mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	14,289	12,134
Tons of ore processed (000’s)	3,532	3,496
Average grade processed (ounces per ton)	0.097	0.091
Recovery rate (%)	89.5	91.3
Ounces of gold produced (000’s)	307	288
Average total cash costs per ounce	$184	$166
Average total production costs per ounce	$222	$211

     Darlot Mine

     A wholly-owned subsidiary of Barrick owns the Darlot gold mine, which is an underground mine located approximately 113 kilometers north of Leonora, Western Australia. The Darlot mine is a fly-in-fly-out operation with staff employees and contractor personnel working on two-weeks-on and one-week-off rotations. Based on existing reserves and production capacity, the expected remaining mine life is 10 years.

     Ore is treated at the on-site mill. Doré is produced on-site and shipped to offsite refiners for refinement into gold bullion.

     In 2002, the mine produced 145,443 ounces of gold at an average total cash cost of $168 per ounce. In 2003, the mine is expected to produce 143,000 ounces of gold at an average total cash cost of $176 per ounce.

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, reclamation and closure costs for the mine were estimated at $3 million. At December 31, 2002, the Company has accrued $3 million through charges to earnings. In connection with the reclamation of the mine area, the Company has provided financial security as required by governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the Darlot mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Darlot mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	840	794
Tons of ore processed (000’s)	849	806
Average grade processed (ounces per ton)	0.176	0.161
Recovery rate (%)	97.2	96.5
Ounces of gold produced (000’s)	145	125
Average total cash costs per ounce	$168	$173
Average total production costs per ounce	$215	$219

     Lawlers Mine

     A wholly-owned subsidiary of Barrick owns the Lawlers gold mine, which is located approximately 120 kilometers northwest of Leonora, Western Australia. The mine is a fly-in-fly-out operation with staff employees and contractor personnel working on a two-weeks-on and one-week-off rotation. Based on existing reserves and production capacity, the expected remaining mine life is 5 years.

     The Lawlers mine consists of both underground and open pit operations. The primary sources of ore at present are from underground operations situated approximately 15 kilometers from the mill and are supplemented by open pit mining. Ore from stockpiles supplements the underground and open pit feed. Contractors perform the mining. The mine moved to owner mining in the first quarter of 2003. Ore is treated at the on-site mill, which processes both sulphide and oxide ores. Doré is produced on-site and shipped for refinement into gold bullion.

     The mine produced 113,291 ounces of gold during 2002 at an average total cash cost of $179 per ounce. The previously announced targets for 2003 called for production of 111,000 ounces of gold at an average total cash cost of $213 per ounce. However, mining in the Fairyland open pit was suspended in January 2003 due to slope stability concerns and is not expected to recommence until later in the year. As a result, the mine is not expected to meet the previously announced targets. The average grade processed in 2002 was 0.162 ounces per ton and the average grade processed in 2003 is expected to be 0.140 ounces per ton.

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, reclamation and closure costs for the mine were estimated at $7 million. At December 31, 2002, the Company has accrued $5 million through charges to earnings. In connection with the reclamation of the mine area, the Company has provided financial security as required by the governmental authorities. See “Environment and Closure”.

     With the exception of the royalty payable to the State of Western Australia described under “Kalgoorlie Operations”, the Lawlers mine is not subject to any royalties.

     The following table summarizes certain production and financial information for the Lawlers mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	4,746	628
Tons of ore processed (000’s)	718	775
Average grade processed (ounces per ton)	0.162	0.141
Recovery rate (%)	97.3	95.2
Ounces of gold produced (000’s)	113	104
Average total cash costs per ounce	$179	$191
Average total production costs per ounce	$221	$243

South America

Pierina Mine

     General Information

     A wholly-owned subsidiary of Barrick owns the Pierina mine, which is located in the Andean Cordillera in the Department of Ancash, in north central Peru, approximately 10 kilometers northwest of the city of Huaraz, at an altitude of approximately 4,100 meters. The property is characterized by sloping to moderately steep, undulating topography. Generally, the climate of the area does not impact on the mine’s operations. The mine is accessed by an approximately 16 kilometer gravel road from Huaraz. The Mine comprises a total area of approximately 3,530 hectares. The property was acquired by Barrick through the acquisition of Arequipa Resources Ltd. in August 1996. The Company developed Pierina from an advanced stage exploration property to a producing mine in just over two years. The mine commenced production in November 1998. Based on existing reserves and production capacity, the remaining mine life is 5 years. The Company owns surface rights and mining concessions covering 5,400 hectares in respect of the Pierina mine. In Peru, mining concessions grant the holder the right to explore for and exploit mineral deposits.

     Geology

     The Pierina district contains structurally controlled gold, silver, lead, zinc and copper mineralization in the geologic age Calipuy volcanics. An approximately 70 kilometer long belt of hydrothermal alteration is associated with the known deposits. Basal andesitic lavas and overlying rhyodacitic pumice and lithic tuffs underlie the Pierina deposit. Dominant structures in the deposit trend north-northwest, west-northwest and northeast.

     Gold mineralization at Pierina, which is characterized by vuggy silica alteration, is dominantly hosted in the rhyodacitic pumice tuff with lesser amounts in the overlying lithic tuff and in the underlying andesite. This is flanked by immediate quartz-alunite and argillic alteration. Ore-grade mineralization in the pumice tuff occurs over intervals of more than 260 meters. The area of currently known mineralization at Pierina measures approximately 450 meters wide by 1,200 meters long and is presently open to the southeast. There is also significant silver mineralization in the Pierina deposit. Over 95% of the known mineralization at Pierina is oxide. However, sulphide feeder zones have been intersected at the bottom of the deposit.

     Mining and Processing

     The orebody is being mined as an open pit, truck-and-loader operation, at an average mining rate of 90,004 tons per day in 2002 (expected to be 107,773 tons per day in 2003). Run-of-mine ore is crushed and then transported to the leach pad area. The leach process is a classic valley-fill method. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138-kilowatt line connected to the Canyon del Pato 150-megawatt hydroelectric generating plant, located approximately 90 kilometers from the mine. The waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The operation’s effects on surface water and ground water resources are taken into account to ensure that residents downstream of the site are not adversely affected.

     Mining activity is focused on three laybacks: the initial layback, mining of which was completed in the third quarter of 2001; layback 2, which contains high grade ore and is scheduled to be mined through 2003; and layback 3, which is expected to provide ore continuously through 2007. In 2002, the average grade placed on the heap leach pad was 0.080 ounces per ton and it is expected to be 0.076 ounces per ton in 2003.

     The Pierina mine produced 898,228 ounces of gold at a total cash cost of $80 per ounce in 2002. In 2003, production is expected to be 908,000 ounces of gold at an average total cash cost of $86 per ounce. The increase in total cash costs from 2001 is primarily due to the commencement of amortization of previously deferred stripping costs. In 2001, a continuous improvement initiative started at the mine, the principal benefits of which have been an increase in crusher throughput and cost reductions through decreased supply, consumption and prices. As a result of the improvements, the life-of-mine average total cash cost is expected to drop below the previously estimated $110 per ounce level to below $90 per ounce.

     Environment

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, future reclamation and closure costs for the mine were estimated at $66 million. At December 31, 2002, Barrick has accrued $40 million through charges to earnings. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     In 2002, Barrick continued its development drilling program, focusing in the connection of the northern zone and the southeast extension. In 2003, Barrick will continue development drilling of certain targets identified in 2002.

     Exploration on the Pierina property has been conducted using surface mapping and sampling, tunneling and drilling. Over 811 drill holes have been completed in the Pierina area. About 14 percent of these are diamond core drill holes and the remainder are reverse circulation rotary holes. Reverse circulation holes have been drilled on approximately 45-meter centers. Diamond core holes have been used to reduce that spacing to 25 meters locally. While some early drilling was sampled on 2-meter intervals, the majority has been sampled on 1-meter intervals. Samples have been prepared and fire assayed for gold by an independent Peruvian laboratory at its facilities in Huaraz and Lima. The quality assurance procedure followed at the Pierina property has been reviewed by an independent contractor and found to conform to industry accepted quality control methods.

     Capital Expenditures

     In 2002, capital expenditures for the Pierina property were $5 million, including sustaining capital expenditures and expenditures for construction of a leach pad dam and other projects. For 2003, capital expenditures are expected to be $17 million for sustaining capital, leach pad expansions and upgrading certain processing facilities.

     Royalties

     The Pierina mine is not subject to royalties.

     Production Information

     The following table summarizes certain production and financial information for the Pierina mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001
Tons mined (000’s)	32,311	30,742
Tons of ore processed (000’s)	13,414	10,968
Average grade processed (ounces per ton)	0.080	0.097
Ounces of gold produced (000’s)	898	911
Average total cash costs per ounce	$80	$40
Average total production costs per ounce	$271	$235

Africa

Bulyanhulu Mine

     General Information

     The Bulyanhulu gold mine is located in northwestern Tanzania, East Africa, approximately 55 kilometers south of Lake Victoria and approximately 150 kilometers from the city of Mwanza.

     Barrick operates the Bulyanhulu property through its wholly-owned subsidiary Kahama Mining Corporation Limited (“Kahama”). Bulyanhulu, which is an underground gold mine, was purchased through Barrick’s acquisition of Sutton Resources Ltd. in March 1999.

     The property is located in essentially flat topography on the Victoria Greenstone Belt. Generally, the climate of the area does not impact on the mine’s operations. The property can be accessed by road or by air. An airstrip has been located on the property. The property can be accessed by road from Mwanza or from the south via an approximately 72 kilometer road, which connects to the main paved highway to Dar es Salaam, and to a railway line.

     Gold was first discovered at Bulyanhulu in 1976. In 1994, after several exploration efforts, the Government of Tanzania entered into a development agreement and granted a prospecting license to Kahama (then a subsidiary of Sutton Resources Ltd.). Kahama began conducting on-site work, including geochemical and geophysical surveys, in September 1994 and commenced drilling in January 1995. From June 1998 through to March 1999, various work was completed (including construction of camp facilities, certain infrastructure, earthworks, development of an underground ramp for test mining and commencement of level development).

     At the time of acquisition in 1999, proven and probable mineral resources were approximately 3.6 million ounces of gold. At the end of 2002, Bulyanhulu had 11.65 million ounces of proven and probable gold reserves. Drill results to date indicate that grades improve at depth. The current reserves are concentrated on one reef but significant exploration potential has been identified on two other reefs on the property. Based on existing reserves and production capacity, the expected remaining mine life is 22 years.

     Geology

     At Bulyanhulu, the geology consists of mafic volcanic flows overlain by a series of pyroclastics and ash tuffs. Argillite is present at the contact between the mafic and felsic rocks. The gold, silver and copper mineralization on the property occurs in mineralized “reefs” or quartz veins localized along steeply dipping northwest striking structures, generally localized in the argillite units. The zone strikes 310 degrees and dips steeply to the northeast. The mineralization has been defined over a strike length of 5 kilometers and averages 2 to 3 meters wide. The most significant structure discovered on the property to date is Reef 1 and it contains the bulk of the mineral reserves defined to date.

     Mining and Processing

     Bulyanhulu is an underground trackless mining operation using long hole and drift-and-fill as its principal stoping methods. Ore reserves are accessed via a surface shaft and an internal ramp system. The 3,000 tonnes per day (3,300 tons per day) plant consists of a crushing and grinding circuit, a copper/gold/silver flotation circuit, a tailings thickening/filtration circuit and a tailings disposal. Power to the property is supplied through a 220-kilowatt overhead line connecting the property to the Shinyanga Station and is purchased pursuant to a contract with the Tanzanian Electric Supply Company, Ltd. that expires in 2005. Water is supplied through a 48 kilometer pipeline from Lake Victoria to the property.

     In 2002, the mine produced 356,319 ounces of gold at a total cash cost of $198 per ounce. The previously announced targets for 2003 called for production of 415,000 ounces of gold at a total cash cost of $175 per ounce. The mine is not expected to meet the previously announced targets due to a combination of lower than planned equipment availability, causing the expected underground tonnage mined to be approximately 5% lower than planned, and local fluctuations from the mine plan in expected grade mined during 2003.

     During 2002, Barrick updated the mine’s long-range plan, adding new mining areas at deeper levels of Reef 1, below and west of the central zone. Gold recoveries during 2002 averaged 86%, reflecting improvements made to the flotation circuit of the plant during the first half of the year. The average grade processed in 2002 was 0.39 ounces per ton, reflecting a slower build-up in production from higher-grade long-hole stopes. In 2003, the expected grade for processing is 0.41 ounces per ton. Gold copper concentrate is shipped to an outside smelter.

     Environment

     In 2002, all activities at the mine were in compliance in all material respects with applicable environmental regulations. Barrick is not aware of any proposed changes to these standards and regulations that would materially affect the mine’s operations.

     At December 31, 2002, future reclamation and closure costs for the mine were estimated at $17 million. At December 31, 2002, Barrick has accrued $700,000 through charges to earnings. See “Environment and Closure”.

     Exploration, Drilling and Analysis

     Diamond drilling is the primary method of exploring the Bulyanhulu deposit. As of December 31, 2002, with no new surface exploration holes being drilled during 2002, a total of 993 diamond drill holes had been completed for a total of over 430,000 meters. Holes have been drilled on a regular grid with a spacing of 25 meters above the 4,850 meter elevation (with surface elevation being 5,000 meters), spacing of 50 to 100 meters down to the 4,450 meter elevation, and 100 to 150 meters below the 4,450 meter elevation. Drilling is done from the hanging wall to the footwall at inclined angles between 45-87 degrees. Exceptions are reverse circulation and geotechnical holes, which are drilled vertically. Maximum vertical depth drilled to date is 2,225 meters.

     The drilling program to date has turned Bulyanhulu into at least five distinct deposits: the Main, West and East Zones, Reef 2 and Reef 0. The Main Zone hosts the majority of the existing mineral reserves and is open at depth. The East Zone was discovered in 2000, is estimated to contain 1.2 million ounces of gold and is open to the east, west and at depth. The West Zone is estimated to host almost 2 million ounces and is open at depth and to the west. Reef 0, a very encouraging reef, is located about 10 meters from the current Main Zone between Reef 1 and Reef 2. Reef 2 consists of a series of mineralized structures located approximately 500 meters from Reef 1.

     The 2002 underground ore definition drilling program included over 15,750 meters of drilling, targeting the Central and East Zones. The exploration program for 2003 will consist of infill drilling around existing reserves. Sampling intervals are based on geological units and mineralized zones; otherwise minimum and maximum widths for sampling are 0.5 meters and 1 meter respectively. All samples are prepared and assayed for gold at independent laboratories in Canada and Tanzania. A standard fire assay method is used, and high-grade samples are checked with Metallic Screen Fire Assay. Every twentieth sample submitted to the lab is either a blank or a standard, and results are reviewed by an independent auditor, who requests assay repeats where required. Samples are routinely sent to other labs for testing.

     Quality assurance procedures used at Bulyanhulu have been set up by an independent auditor and have been found to meet or exceed standard mining industry practices.

     Bulyanhulu is the hub of Barrick’s district development program in Tanzania. The Company’s objective is to discover, develop and produce gold from this new gold district. A development plan for

Tulawaka, approximately 100 kilometer from Bulyanhulu, is expected to be completed in the second quarter of 2003.

     Capital Expenditures

     Capital expenditures in 2002, primarily for completing and equipping the shaft, for mine development and process plant modifications totalled $56 million. 2003 capital expenditures are expected to total $36 million, mainly for underground mining equipment and infrastructure.

     Royalties

     The Bulyanhulu property, under Article 86 of the 1998 Mining Act of Tanzania, is obligated to pay to the government a royalty of 3% on the “net back value” of minerals produced from the property. “Net back value” means the market value of minerals freight-on-board at the point of export from Tanzania, less: (a) the cost of transport, including insurance and handling charges, from the mining area to the point of export or delivery; and (b) the cost of smelting and refining or other processing costs unless such other processing costs relate to processing normally carried out in Tanzania in the mining area.

     Pledge of Assets

     Drawdown on the mine’s limited recourse $200 million facility was completed in the second quarter of 2001. Repayment consists of fourteen consecutive semi-annual installments falling due on June 15 and December 15 of each year, with the first installment of $6 million made on December 15, 2002. Having met the physical and technical requirements of completion during the first quarter of 2003, the loan has become non-recourse to Barrick. This facility is insured for political risks equally by branches of the Canadian government and World Bank. Substantially all the assets of Kahama, including the Bulyanhulu property, have been pledged as security under the loan. The average interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.60% pre-completion and increases following completion, rising in a number of steps to average approximately LIBOR plus 3.40%. The effective interest rate for 2002 was 7.2%. The effective interest rate includes payments made under an interest-rate swap that matches the loan principal over the term to repayment, which fixes the rate for the term of the debt at 7%.

     Production Information

     The following table summarizes certain production and financial information for the Bulyanhulu mine for the periods indicated:

	Year ended	Year ended
	December 31, 2002	December 31, 2001

Tons mined (000’s)	944	455
Tons of ore processed (000’s)	1,075	778
Average grade processed (ounces per ton)	0.39	0.38
Recovery rate (%)	86.1	82.3
Ounces of gold produced (000’s)	356	242
Average total cash costs per ounce	$198	$197
Average total production costs per ounce	$300	$295

OTHER OPERATING PROPERTIES

          Barrick’s other operating properties consist of the Marigold mine (United States), the Ruby Hill mine (United States), the McLaughlin mine (United States), the Holt-McDermott mine (Canada), Bousquet mine (Canada), El Indio mine (Chile) and the Agua de la Falda mine (Chile). With the exception of Marigold and Holt-McDermott mines, all of the mines ceased operations in 2002. Both the Marigold mine and the Holt-McDermott mine are expected to continue to operate beyond 2003.

          In 2002, all activities at each of these mines were, and have continued to be, in compliance in all material respects with applicable environmental regulations.

          In aggregate, these other properties produced 458,351 ounces of gold in 2002 at an average total cash cost of $186 per ounce. For 2003, the remaining Holt-McDermott and Marigold mines are expected to produce 142,000 ounces of gold at an average total cash cost of $203.

          OTHER PROPERTIES – MINE CLOSURES AND OTHER

	Year Ended December 31, 2002		Year Ended December 31, 2001

	Gold	Total	Gold	Total
	Production	Cash costs	Production	Cash costs
	(ounces)	per ounce	(ounces)	per ounce

Marigold	27,774	$187	28,261	$180
Holt-McDermott	83,577	173	83,577	165
Ruby Hill (1)	135,448	120	134,737	103
McLaughlin (1)	49,593	244	115,057	224
Homestake (2)	—	172 (3)	185,307	198
Bousquet (1)	140,811	236	152,412	221
El Indio (1)	12,520	174	87,897	255
Agua de la Falda (1)	8,628	319	18,100	251

Total	458,351	$186	805,348	$195

(1)	Ceased operations during 2002.

(2)	Ceased operations at the end of 2001.

(3)	In respect of 2001 production sold in 2002.

PROJECTS

Alto Chicama

     General Information

     The Alto Chicama property is located 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property occurs on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru, and consists of approximately 18,550 hectares.

     The Alto Chicama region has been actively mined for carbon since the 19th century, principally for domestic consumption. In 1990, Minero Peru (Centromin) constructed a camp to re-evaluate the previous carbon operations. The Alto Chicama property hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere. Centromin Peru, S.A., the State mining company, conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

     Barrick began exploring the Alto Chicama property, located in north-central Peru, in the first quarter of 2001. Barrick signed the Public Deed of the Mining Option Contract with Centromin on March 28, 2001 and exercised its option to acquire the property in December 2002, with the result that the Company now holds the mining rights to the property. The rights have no expiry date as long as the annual land payments (currently approximately $3 per hectare) are made. Barrick anticipates presentation of an Environmental Impact Study for the project in 2003.

     Geology

     The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

     The Las Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in volcanic and sedimentary breccias and tuffs. The mineralization outcrops and has been defined over an area of 1,600 meters long by 750 meters wide and up to 300 meters deep. It is open to the south and southeast.

     Development

     Barrick commenced a field program at Alto Chicama in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics and resulted in the identification of areas for drill testing. A diamond drill program commenced in mid-2001 and identified the Las Lagunas Norte area for detailed follow up.

     During 2002, Barrick initiated development planning for Alto Chicama, including commencement of the environmental impact analysis process. The engineering studies performed to date, which include extensive metallurgical test work, have demonstrated the technical feasibility of recovering gold from the Alto Chicama property by open pit mining and heap leaching methods, similar to those used at Barrick’s Pierina mine. Barrick has approved a $35 million budget for the Alto Chicama project for 2003. Principal expenditures will be for drilling, land acquisitions, road construction, continued data collection, completion of the Environmental Impact Statement, continued updating and optimization of mining plans and related matters and the completion of more detailed engineering.

     Barrick has obtained possessor rights for the majority of the surface which will be affected by the proposed project. However, legal title and certain possessor interests remain outstanding and are the subject of on-going applications, negotiations or discussions, which Barrick expects will be successfully concluded in the ordinary course. In addition, although Barrick has obtained all of the permits required for exploration, further permits and approvals will be required for construction and operation. Through its experience in constructing and operating the Pierina mine, however, Barrick is familiar with the statutory, regulatory and procedural framework governing the environmental approval and permitting process for new mining projects in Peru. Based on Barrick’s experience to date, the Company expects that all necessary surface access and other rights required for development, and all permits and approvals required for construction and operation, will be obtained in a timely fashion and in the ordinary course of business.

     The Alto Chicama project is being planned as an open pit mine and heap leaching operation, using equipment, facilities and processes which have been proven in similar commercial applications throughout the world, including at Barrick’s Pierina mine. Permanent electric power is planned to be supplied from the Peruvian grid, by means of a new 36 kilometer power line extended from an existing substation. The fresh water requirements of the project are planned to be supplied by wells, supplemented by surface run-off if required.

     Subject to the approval of Barrick’s Board of Directors, completion of the acquisition of the necessary surface rights and final permitting, project construction is targeted to begin in late 2003 or early 2004 with production scheduled for late 2005. The timing of construction and production is most dependent on the receipt of final permits. The Alto Chicama project is anticipated to produce 500,000 ounces of gold annually at a cash cost of $130 per ounce over the first decade of the project’s life. The capital costs for the project are estimated at $300 to $350 million.

     Exploration, Drilling and Analysis

     On April 23, 2002, Barrick announced the discovery of an inferred resource on the property of 61 million tons, grading 0.57 ounces per ton, for a total of 3.5 million ounces of gold. In early 2003, Barrick brought 6.5 million ounces into probable reserves for Canadian reporting purposes.

     As of the end of 2002, 452 exploration holes had been drilled, totaling 113,338 meters of drilling. Initial drill hole spacing of 200 meter centers has been reduced to 100 meter centers, and in some areas to 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters. Core is placed in metal trays at the drill site and transported to the field camp. Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Changes to the standardized rock codes and other descriptions can be made only if approved by senior members of the geological staff. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Sample lengths vary from 0.4 meters to 9 meters. The average sample length is 1.3 meters. Samples are prepared on site and fire assayed at an independent laboratory in Lima, Peru. Industry standard quality assurance and quality control procedures, including standards, duplicates and check assays, are employed. An independent consulting firm has reviewed and approved sampling, sample preparation and quality control procedures at site and at the independent laboratory.

     Royalties

     Under the terms of the agreement with Centromin, Barrick has paid Centromin an advance royalty of $2 million, which will be a credit against Centromin’s retained net smelter royalty of 2.51%.

Veladero Property

     General

     The Veladero property is located in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 320 kilometers northwest of the city of San Juan. The property is controlled by indirect, wholly-owned, subsidiaries of Barrick under the terms of an exploration contract between the subsidiaries and the Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (“IPEEM”), a semi-autonomous entity of the Province of San Juan. Under the terms of the exploration contract, Barrick must deliver to IPEEM a feasibility study, defining a project development plan, by June 30, 2003 and it must exercise its option to enter into an exploitation contract with IPEEM by December 27, 2003. Barrick anticipates filing a feasibility study and exercising its option to enter into an exploitation contract in accordance with the terms of the exploration contract. The project site is located at elevations of between 4,000 and 4,850 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. Access to the property is via a combination of public highways and an upgraded gravel road.

     Barrick submitted an Informe de Impacto Ambiental (IIA) (an environmental impact study) to the Mining Department of the Province of San Juan in January 2003 in support of the exploitation phase of the Veladero project. Barrick’s plan for the Veladero property provides for an open pit mine using heap leaching. The Veladero project includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. Exploration to date has identified additional resources beyond the Filo Federico and Amable pits, particularly in the Cuatro Esquinas area between the Filo Federico and Amable pits. These or other resources defined by ongoing exploration may be able to be exploited depending on future economic conditions. The facilities included in the Veladero project plan are designed to facilitate exploitation of such resources should it be economically feasible.

     Geology

     The Veladero orebody is an oxide, high sulphidation gold-silver deposit hosted by a Miocene diatreme-dome complex. Precious metals mineralization occurs in silicified volcanic breccias at the core of the high sulphidation alteration and is controlled by stratigraphy, structural trends and elevation.

     The mineralization in the deposit forms a broad, disseminated, 3 kilometer long blanket along a N15°W-striking structural trend. The diatreme-dome complex has intruded along this trend and includes a massive, brecciated core of heterolithic Vent Facies tuffisite that transitions outward through a Contact Zone of clast-supported breccias into the Volcanic Sequence country rocks. A Bedded Tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the Vent Facies and Contact Zone at the southern end of the deposit. Much of the deposit is covered by up to 150 meters of colluvium.

     Development

     Barrick evaluated unified development opportunities for the Pascua-Lama and Veladero properties following the merger with Homestake. Based on this effort, Barrick redesigned the Veladero project, as previously designed by Homestake, to incorporate exploitation of the Filo Norte deposit that is situated within the boundaries of the Pascua-Lama property as part of the Veladero project. The redesigned Veladero project also includes new locations for various Veladero project facilities that improve project operations and economics. Other potential benefits of unified development, such as sharing of infrastructure, may be realized in the future depending on the timing of Pascua-Lama development.

     Veladero’s 2003 field program will focus on the construction of an access road and camp infrastructure. Subject to approval by Barrick’s Board of Directors, receiving necessary permits and arranging any project financing, full construction is expected to commence in the fourth quarter of 2003 with production expected to commence in early 2006. This schedule may be extended if the Company is not able to adequately mitigate potential political and economic uncertainty in Argentina. The capital costs for the project is estimated at $425 million, based on prevailing exchange rates in effect in late 2002. The Veladero project is projected to have an operating life of approximately 13 years. The Veladero project is anticipated to produce 530,000 ounces of gold annually at a cash cost of $155 per ounce (based on prevailing exchange rates in effect in late 2002 and excluding any applicable export duties) over the first decade of the project’s life. Approximately 8.3 million ounces of by-product silver annually will also be produced. Estimated costs are sensitive to exchange rate fluctuations; a stronger Peso would result in higher costs.

     Exploration, Drilling and Analysis

     As a result of definition drilling during 2002, Barrick increased reserves at Veladero for Canadian reporting purposes to 9.4 million ounces of gold as at December 31, 2002 from 8.4 million ounces of gold in 2001.

     At year-end, the drill hole database for the Veladero property contained 747 reverse circulation holes, 110 diamond drill core holes and 539 samples taken from two underground tunnels. Of these, samples totaling 198,693 meters from reverse circulation holes, 23,818 meters from diamond drill core holes and 5,153 meters from underground channel cuts were used to estimate the gold and silver resources. The reverse circulation holes were drilled at an average spacing of about 60-80 meters within the mineralized zones. All Veladero samples are prepared and analyzed by external laboratories. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Veladero property have been reviewed by independent consultants and found to conform to industry accepted quality control methods.

     Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of an agreement between Barrick’s subsidiaries and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM. This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated.

Pascua-Lama Property

     General

     The Pascua-Lama property is located at the northern end of the El Indio Belt in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile and 300 kilometers northwest of the city of San Juan, Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4300 to 5250 meters above sea level, was acquired by Barrick in 1994 and is held through an indirect, wholly-owned, subsidiary of Barrick, Compania Minera Nevada. The Argentinean part of the property was acquired subsequently and is held through an indirect, wholly-owned, subsidiary of Barrick, Barrick Exploraciones Argentina S.A. The legislatures of Chile and Argentina completed ratification of a Mining Treaty between the two countries and the Presidents of Chile and Argentina formally exchanged the Mining Treaty during 2000. The Pascua-Lama Project is within the area subject to the Mining Treaty and the Project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.

     High sierras and deep valleys with natural slopes of 20 to 40 degrees characterize the area of the Pascua-Lama property. Surface material consists of rock outcrops, scree, and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. Access to the property will be pursuant to a combination of public highways and upgraded gravel roads from both Chile and Argentina.

     Geology

     The Pascua-Lama district is located in the high cordillera of Region III, Chile, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at

Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

     Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusives and volcanics. In the deposit area the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks are cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

     Numerous breccia bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface this breccia is about 650 meters long and up to 250 meters in width while underground between 200 and 400 meters below the surface the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccia pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

     Development

     The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,600 meters. The processing circuit is expected to consist of crushing, grinding, counter current decantation (“CCD”) washing to remove soluble salts, cyanide leaching, CCD Merrill-Crowe, retorting, electrowinning and fire refining to produce gold and silver doré. These facilities would be capable of treating oxide and sulphide ore; the copper sulphide materials would be floated and tails routed to the cyanide leach circuit. Barrick would recover the majority of gold from the sulphide ore, but some would float with the copper and be recovered at a smelter. Recent work on the Pascua-Lama project has focused on investigating improvements to project infrastructure and process costs.

     The Pascua-Lama project received environmental impact study approval from appropriate authorities in Chile in May 2001. The process for permitting of the portion of the mine, the mill and the tailings for the project located in Argentina continues and approvals are, following updated submissions to the San Juan regulatory authorities, expected to be issued in due course. Pascua-Lama is expected to commence production in 2008, subject to Board approval, final permitting, completing an optimization study and arranging any project financing. The optimization study is expected to be completed in 2004, with construction start-up potentially occurring in late 2005. Production is targeted at 800,000 ounces of gold annually at cash costs of $85 per ounce for the first decade. The initial construction cost is currently estimated at $1,175 million.

     Exploration, Drilling and Analysis

     At year-end, Pascua-Lama had proven and probable reserves of 16.9 million ounces of gold and 584 million ounces of silver. In connection with the earlier decision to postpone construction, no reserve development activity took place during the year. The drill hole database for the Pascua-Lama property contains 1,173 reverse circulation holes, 562 diamond drill core holes, 22,302 meters of underground tunnel samples and 12,774 meters of surface trench samples. Samples totaling 322,288 meters from reverse circulation holes, 151,265 meters from diamond drill core holes, 22,302 meters from underground tunnels, and 12,774 meters from surface trenches were used to estimate the gold and silver resources. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property have been reviewed by independent consultants and found to conform to industry accepted quality control methods.

Royalties

     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.5% to 10% and a 2% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all product other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices. The higher royalties are not expected to have a significant effect on project economics since the increased profitability resulting from higher gold prices would more than offset the higher royalty obligation.

Cowal Property

     General

     The Cowal project is located in Central New South Wales, Australia, approximately 32 kilometers north of West Wyalong and approximately 355 kilometers west of Sydney. Cowal was acquired in 2001 by Homestake from Rio Tinto following Rio Tinto’s acquisition of North Limited. The general landscape is flat to undulating hills. The property can be accessed by road. The Cowal region is located on the boundaries of the south eastern semi-arid and the south eastern temperate regions of Australia.

     Based on a feasibility study and environmental impact statement completed in 1998, the project was awarded Development Consent by the New South Wales Government in February 1999. The approved project envisages the development of an open pit to a depth of approximately 335 meters, and process facilities designed to treat 6.6 million tons of ore per year by a combination of conventional carbon in leach and sulphide flotation technologies.

     Geology

     The Cowal Project is located in the Lachlan Fold Belt of central New South Wales. This Ordovician volcanic belt contains high K calc-alkaline to shoshonitic volcanics and intrusives which host porphyry, epithermal and mesothermal style gold deposits. The E42 deposit is the largest of several drill-identified deposits that are located on the western edge of the Lake Cowal complex. The deposits occur in favourable lithologies and structural settings within a north south corridor adjacent to a large body of diorite-gabbro. Low grade porphyry copper mineralization occurs in parts of the diorite-gabbro intrusive to the south of the gold deposits.

     The rocks in the E42 project area do not outcrop as they are obscured under a cover of Quaternary sediment comprised of lacustrine clay with some sand and gravels. The E42 deposit is hosted by a suite of Ordovician age northeast striking and northwest dipping (50°) volcanic sediments and lavas

(informally known as the Lake Cowal Volcanics) set in an embayment of the major regional north-south trending diorite. The diorite is also mineralized. At the E42 deposit the Lake Cowal Volcanics have been informally subdivided into three conformable stratigraphic units. The basal unit (Cowal Conglomerate Unit) consists of massive to graded beds of coarse polymictic volcanic debris interbedded with laminated siltstone and mudstone the central unit (Golden Lava Unit) consists of porphyritic trachyandesite lava and autobreccias. The youngest and upper unit (Great Flood Unit) consists of predominantly massive to graded pyroclastic debris and laminated sediments. The units and diorite are intruded by diorite/gabbro stocks and porphyritic mafic to intermediate dykes. The host sequence is offset by two major fault sets - a 340° steeply dipping strikeslip set and a 290° - 300° moderately north dipping normal fault set.

     Gold mineralization occurs predominantly in shallow south dipping dilational tensional auriferous quartz-carbonate-sulphide vein sets striking westnorthwest and dipping southwest. Individual mineralized veins are not laterally continuous, although vein sets are continuous, being controlled by fault proximity, rheology and chemistry of host rocks. All rocks in the deposit area except possibly some of the dykes are mineralized. The central Lava, the basal Cowal Conglomerate and diorite are the most strongly mineralized. Vein density is extremely variable, ranging from two to five per meter to one per several meters. The individual vein thickness varies from millimeters to centimeters. The surface of the deposit has been weathered to an average depth of about 40 meters but weathering depth ranges up to 100 meters on the eastern side of the deposit. The upper part of the weathered zone includes commonly ferruginous mottled and pallid clays referred to as “soft oxide”. Below the soft oxide the weathered bedrock is referred to as the “hard oxide”.

     Development

     In conjunction with a technical evaluation program, Barrick is also engaged in progressing a number of final permitting issues including agreements with native title claimants as a condition of its mining lease grant. There is continuing opposition to the project from several local individuals and organizations that has the potential to affect the timing of the development of the mine. The Development Consent requires that construction commence prior to March 2004. Subject to Board approval, final permitting and resolving opposition to the project, construction is expected to commence in 2003, with production expected to commence in mid-2005. The capital costs for the project are estimated at $180 million, based on prevailing exchange rates in effect in late 2002. Cowal’s mine plan and process facilities have been designed to produce approximately 270,000 ounces of gold per year at an average cash cost of $170 per ounce (based on prevailing exchange rates in effect in late 2002). Estimated costs are sensitive to exchange rate fluctuations; a stronger Australian dollar would result in higher costs.

     Exploration, Drilling and Analysis

     At December 31, 2002, the project had proven and probable gold reserves of approximately 2.84 million ounces. As a result of additional drilling and more conservative reserve modeling, the Company reduced the estimated grade to 0.037 ounces per ton from 0.049 ounces per ton and ore tons have increased from 56.4 million to 75.9 million. Since the acquisition of Cowal in July 2001, the Company has commenced a technical program, including drilling and engineering studies, to optimize the feasibility study. To the end of 2002, the Company had completed 125 new drill holes (70,000 meters) designed to infill previous drilling, particularly in the deeper parts of the orebody. For 2003, at least a further 20,000 meters of drilling is planned, along with engineering field investigations and metallurgical test work studies.

     More than 1,000 drill holes have been completed in the Cowal project resource area. About 37 percent of these holes are diamond core holes with the remainder being reverse circulation percussion holes. Drill hole spacing is 40 meters. Samples are collected on one-meter intervals. All samples since the acquisition of the property by Barrick are prepared and analyzed by external laboratories. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Cowal property conform to industry accepted quality control methods.

     Royalties

     The Cowal property is subject to a royalty payable to the state of New South Wales, Australia of 4% of mine revenue less certain costs including portions of operating, administration, refining and depreciation.

EXPLORATION ACTIVITIES

     General

     Barrick has traditionally grown its reserve base through a combination of acquisitions and focused exploration on and around its operating properties. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration sequence. The low gold price environment that existed in recent years has required that major mining companies undertake more early stage exploration than in the past because junior exploration companies have been less active, and there are fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in early stage exploration in four major areas where it possesses significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery at the Alto Chicama property in Peru.

     Barrick utilizes state-of-the-art technology to explore deeper and more effectively. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modelling to locate and define new targets. These new techniques are equally applicable in Tanzania and Australia.

     Exploration is directed from Barrick’s head office in Toronto and is conducted through a number of exploration offices around the world.

     Barrick has been highly successful in adding reserves to properties once they are acquired. At Goldstrike, over 40 million ounces have been discovered since acquisition. At Pascua-Lama, Barrick increased proven and probable reserves from less than 2 million ounces to 16.9 million ounces of gold.

     At Bulyanhulu in Tanzania, Barrick has more than tripled the proven and probable reserves on the property to 12 million ounces of gold since Barrick acquired the property in 1999. Also, Barrick’s exploration strategy since the acquisition has allowed Barrick to assemble an extensive land package in the Lake Victoria Goldfields. Barrick is able to quickly and efficiently explore these properties, advancing the more prospective projects while using Bulyanhulu as a logistical and processing hub.

     At Pierina in Peru, which Barrick bought in August 1996 as an early stage exploration property with 70 holes drilled and no reserves, the Company brought 6.5 million ounces of gold into reserves by the end of that year after having drilled another 201 holes.

     The Company spent $104 million on its exploration and business development activities in 2002 (2001 – $103 million) and is expected to spend $100 to $110 million in 2003. Over half of the exploration and business development costs came in South America, with the balance spent in North America (13%),

Tanzania (9%), Australia (8%) and the remainder on business development activities, which include evaluation and due diligence of potential corporate transactions.

ENVIRONMENT AND CLOSURE

     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters - Government Controls and Regulations”).

     Barrick has a policy of conducting environmental audits of its operations to assess the effectiveness of the existing organization, its resources, and supporting management systems to adhere to policies, guidelines, and procedures and adopted codes of practice, maintain compliance, reduce risk, and manage liabilities. The Company’s policy is to perform environmental audits on a regular and scheduled basis. In practice this typically results in environmental audits at each operating mine every second year and at least once every five years for all other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

     During 2002, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements, to be $461 million, $304 million of which has been accrued to December 31, 2002. As of January 1, 2003, Barrick adopted FAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. For a summary of the impact of FAS 143, please see Notes 2 and 17 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2002.

     The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. For instance, certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating (Goldstrike, Pierina, Bulyanhulu, Eskay Creek and Hemlo), use cyanide in the processing of gold operations (Goldstrike, Pierina, Round Mountain, Marigold, Hemlo, Holt-McDermott, Kalgoorlie and Yilgarn), or produce mercury as a by-product of the production process (Goldstrike, Pierina, Round Mountain, and Hemlo). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for acid rock drainage. Such procedures include segregation of potentially acid generating material, containment systems for the collection and treatment of drainage, and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Facilities that use cyanide are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, these facilities include leak detection systems and have the ability to collect and treat seepage that may occur. Process solutions containing cyanide that are bound for tailings facilities are typically neutralized to levels that will not be harmful to wildlife. The tailings facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. Site specific management procedures for mercury include handling, monitoring and transportation exist at each of the operations that produce mercury as a byproduct. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.

     Grants Tailings

     The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) imposes heavy liabilities on persons who own or operate facilities from which hazardous substances have been released. Pursuant to CERCLA, the United States Environmental Protection Agency publishes a National Priorities List (“NPL”) of such facilities.

     A closed uranium mill site acquired by Barrick in the Homestake merger, near Grants, New Mexico, is listed on the NPL. The EPA asserted that leachate from the tailings contaminated a shallow aquifer used by some of the residents in adjacent residential subdivisions. Homestake paid the cost of extending the municipal water supply to the subdivisions. Homestake also has operated a water injection and collection system since 1976 that has significantly improved the quality of the aquifer and since 1999 has operated a water treatment facility for treating the groundwater adjacent to the tailings. The estimated costs of continued remediation are included in the accrued reclamation and closure liability. Homestake has settled with the EPA concerning its oversight costs for this site.

     Under Nuclear Regulatory Commission (“NRC”) regulations, the decommissioning of the uranium mill tailings facilities is in accordance with the provisions of the facility’s license. The facility license sets the closure of the two tailings impoundments as 2004 and 2013, subject to extension under certain circumstances. The NRC and EPA signed a Memorandum of Understanding in 1993 which has established the NRC as the oversight and enforcement agency for decommissioning and reclamation of the site. Mill decommissioning was completed in 1994 and final closure of the Grants large tailings site is scheduled for completion in 2013. During 2002, Barrick’s expenditures at the Grants facility were $1.5 million. For 2003, Barrick’s expenditures are planned at $3.0 million.

     Title X of the Energy Policy Act of 1992 (the “Energy Policy Act”) and subsequent amendments to the Energy Policy Act authorized appropriations of $335 million to cover the federal government’s share of certain costs of reclamation, decommissioning and remedial action for by-product material (primarily tailings) generated by certain licensees as an incident of uranium sales to the federal government. Reimbursement is subject to compliance with regulations of the Department of Energy (“DOE”), which were issued in 1994. Pursuant to the Energy Policy Act, the DOE is responsible for 51.2% of the past and future costs of reclaiming the Grants site in accordance with NRC license requirements.

     In 1983, the State of New Mexico notified the Company that it intends to pursue claims against Homestake for natural resource damages resulting from the Grants site. The State has taken no action to pursue the claims.

LEGAL MATTERS

Government Controls and Regulations

     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

     The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations and establish requirements for decommissioning of mining properties after operations have ceased. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

     The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.

Litigation

     On April 30, 1998, Barrick was added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by Barrick in connection with its efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by Barrick in late 1996. On July 13, 1999, the Court dismissed the claims against Barrick and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against Barrick and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part Barrick’s Motion to Dismiss the Fourth Amended Complaint. As a result, Barrick remains a defendant in the case. Barrick believes that the remaining claims against it are without merit. Barrick filed its formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against Barrick. Discovery in the case has been stayed by the court pending its decision on whether or not to certify the case as a class action. On March 31, 2003, the U.S. District Court for the Eastern District Court of Texas, Texarkana Division denied all pending motions of the plaintiffs seeking to certify a class action in the lawsuit against several defendants, including Barrick, related to Bre-X Minerals Ltd. Under U.S. rules, the plaintiffs have the right to appeal the Court’s decision declining to certify their lawsuit as a class action. The amount of potential loss, if any, which Barrick may incur arising out of the plaintiffs’ claims is not currently determinable.

     In October 1997, a Barrick subsidiary, HCI, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for C$110.0 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the British Columbia Supreme Court released its decision concerning this matter and found in favour of Inmet and against HCI. Specifically, the court held that Inmet should be awarded equitable damages in the sum of C$88.2 million. Inmet has requested the court to re-open the trial to permit Inmet to make submissions on its claim for pre-judgment interest from the date of the breach by HCI. The request to re-open was denied by the court on May 17, 2002. On February 7, 2002, HCI filed a notice of appeal of the decision with the British Columbia Court of Appeal. Inmet filed a notice of appeal of the decision denying Inmet the pre-judgment interest. A letter of credit of approximately C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

     On January 7, 2003, Barrick was served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint alleges that Barrick and bullion banks with which Barrick entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint does not seek damages, but seeks an injunction terminating certain of Barrick’s trading agreements with J. P. Morgan and other bullion banks. Barrick intends to defend the action vigorously.

     On March 5, 2003, Barrick commenced legal proceedings against Blanchard in the Ontario Superior Court of Justice. The proceedings pertain to a series of false and defamatory statements that Blanchard and its CEO, Donald W. Doyle, Jr., have published since mid-December 2002 concerning Barrick. On January 29, 2003, Barrick served a formal Libel Notice, which is the first step in the commencement of legal proceedings of this nature in Canada. Barrick seeks damages in the amount of C$100 million, aggravated, exemplary and punitive damages in the amount of C$100 million, a permanent injunction restraining the defendants from repeating, disseminating, publishing or causing to be re-published the defamatory statements complained of, and a mandatory injunction requiring the defendants to remove or cause to be removed all of their defamatory statements from websites or other locations on the Internet.

     On December 27, 2002, one of Barrick’s Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of Barrick’s Pierina mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what Barrick had previously assumed with a resulting increase in current and deferred income taxes. While Barrick believes the tax assessment is incorrect and will appeal the decision, the full life of mine effect on the Company’s current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

     Barrick intends to pursue all available administrative and judicial appeals. If Barrick is successful on appeal and its original asset valuation is confirmed as the appropriate tax basis of assets, the Company would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

     Under Peruvian law, Barrick is not required to make payment pending the outcome of the appeal process, which routinely takes several years.

     Barrick has not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, Barrick believes that it will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties, will increase over time while Barrick contests the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if the Company exhausts its appeals.

     Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

     The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick or that Barrick currently deems immaterial may also impair Barrick’s operations.

     Gold price volatility

     Barrick’s business is affected by the world market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

     If the world market price of gold were to drop and the prices realized by Barrick on gold sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cashflow would be negatively affected. In such circumstances, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Barrick’s financial performance and results of operations.

     Barrick engages in transactions intended to reduce the impact of fluctuations in gold prices on its profitability. See “ – Risks associated with the use of derivatives” and “Narrative Description of the Business – Forward Sales Program”.

     Price volatility of other commodities

     The profitability of Barrick’s business is also affected to a lesser extent by the market prices of other commodities produced as by-products at Barrick’s mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with Barrick’s operations, such as diesel fuel and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond Barrick’s control. If Barrick’s proceeds from the sale of these by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations were to increase significantly, and remain at such levels for a substantial period, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects. From time to time, Barrick engages in transactions intended to reduce the impact of such fluctuations on its profitability. See “ – Risks associated with the use of derivatives”.

      Mining risks and insurance risks

     The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins, flooding and gold bullion losses, some of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.

     While Barrick maintains and intends to continue to maintain insurance to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Barrick’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses in certain jurisdictions in which it has operations, as such coverage cannot be purchased at a commercially reasonable cost. This lack of insurance coverage could result in material economic harm to Barrick.

      Mineral reserves and resources

     The mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated level of gold will be produced. Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.

     Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. This could cause Barrick to reduce its reserves, which could have a negative impact on Barrick’s financial results. Failure to obtain necessary permits or government approvals could also cause Barrick to reduce its reserves.

     There is no assurance that Barrick will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

      Production and cost estimates

     Barrick prepares estimates of future production and cash costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates could have an adverse impact on Barrick’s future cash flows, forward sales program, earnings, results of operations and financial condition.

     Barrick’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Cash costs of production may be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies, and services and currency exchange rates.

      Development

     Barrick’s ability to sustain or increase its present levels of gold production is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

     Development projects have no operating history upon which to base estimates of future cash flow. It is possible that actual costs and economic returns may differ materially from Barrick’s estimates or that Barrick could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

      Exploration

     Gold exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralisation is discovered, it may take several years from the initial phases of drilling until production is possible. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

      Environmental, health and safety regulations

     Barrick’s domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations. The costs and delays associated with compliance with these laws and regulations could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production.

     In the US and Canada, for example, Barrick is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these restoration activities. The unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create uncertainties related to future reclamation costs.

      Foreign investments and operations

     Barrick conducts mining and development activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs.

     These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

     Currency fluctuations

     Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold is sold throughout the world based principally on the US dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold production at Barrick’s mines located outside the United States. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of non-US dollar currencies against the US dollar. This could result in Barrick failing to benefit to some degree if the US dollar appreciates in value relative to non-US dollar currencies. See “ - Use of derivatives”.

      Use of derivatives

     Barrick uses certain derivative products to manage the risks associated with gold price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk of default on amounts owing to Barrick by the counterparties with which Barrick has entered into such transaction; (b) market liquidity risk – risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) mark to market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick recognizing a loss in respect of such derivative products.

     For a description of the steps Barrick has taken to mitigate these risks, see “Forward Sales Program”.

      Employee Relations

     Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

      Title to properties

     The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

      Competition

     Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Barrick cannot assure that it will continue to be able to compete successfully with Barrick’s competitors in acquiring such properties and assets.

      Interest rates and gold lease rates

     A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under new forward gold sales contracts entered into by Barrick. The Company’s interest rate exposure mainly relates to the mark to market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, and interest receipts on the Company’s cash balances. The majority of

Barrick’s long-term debt is at fixed interest rates and is not affected by changes in interest rates (though a portion of this fixed rate debt has been swapped to floating rate debt).

     SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Reference is made to page 100 of the 2002 Annual Report to shareholders, which is incorporated by reference into this Annual Information Form, which should be read together with the Company’s Consolidated Financial Statements (US GAAP) for the year ended December 31, 2002 and the Company’s Consolidated Financial Statements (Canadian GAAP) for the year ended December 31, 2002.

US GAAP

For the years ended December 31, 2002, 2001 and 2000
(in millions of US dollars, except per share data)

	2002	2001	2000

Sales	$1,967	$1,989	$1,936
Net income (loss)	$193	$96	$(1,189	)(1)
Net income (loss) per share
Basic	$0.36	$0.18	$(2.22	)(1)
Diluted	$0.36	$0.18	$(2.22	)(1)
Total assets	$5,261	$5,202	$5,393	(1)
Total long-term debt (2)	$781	$802	$904
Cash dividends per common share	$0.22	$0.22	$0.22
Operating statistics
Gold production (thousands of ounces)	5,695	6,124	5,950
Total cash operating costs per ounce	$177	$162	$155
Average price realized per ounce of gold sold	$339	$317	$334
Average spot price of gold per ounce	$310	$271	$279

(1)     In 2000 the Company took a $1.4 billion ($2.54 per share) non-cash provision to earnings, net of income taxes of $243 million, to cover the writedown of the carrying amounts of various assets.

(2)     Includes current portion of long-term debt.

Canadian GAAP

For the years ended December 31, 2002, 2001 and 2000
(in millions of US dollars, except per share data)

	2002	2001	2000

Sales	$1,947	$1,324	$1,307
Net income (loss)	$229	$271	$(768	)(1)
Net income (loss) per share
Basic	$0.42	$0.68	$(1.94	)(1)
Diluted	$0.42	$0.68	$1.94	)(1)
Total assets	$7,704	$7,688	$4,535	(1)
Total long-term debt (2)	$777	$802	$676
Cash dividends per common share	$0.22	$0.22	$0.22
Operating statistics
Gold production (thousands of ounces)	5,695	3,739	3,744
Total cash operating costs per ounce	$177	$159	$145
Average price realized per ounce of gold sold	$336	$341	$362
Average spot price of gold per ounce	$310	$271	$279

(1)     In 2000 the Company took a $1.1 billion ($2.77 per share) non-cash provision to earnings, net of income taxes of $230 million, to cover the writedown of the carrying amounts of various assets.

(2)     Includes current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (US GAAP) for the year ended December 31, 2002 and the Management’s Discussion and Analysis of Financial and Operating Results of the Company (Canadian GAAP), for the year ended December 31, 2002 each of which is incorporated by reference into this Annual Information Form.

CONSOLIDATED FINANCIAL STATEMENTS

     Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2002 (US GAAP) and the Company’s Consolidated Financial Statements for the year ended December 31, 2002 (Canadian GAAP), both of which are incorporated by reference into this Annual Information Form.

DIVIDEND POLICY

     In each of 2001 and 2002, Barrick paid a total cash dividend of $0.22 per share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

     Reference is made to the sections “Election of Directors” and “Statement of Corporate Governance Practices” on pages 5-10 of the Management Information Circular and Proxy Statement of the Company dated March 31, 2003 for information regarding directors of the Company and the Committees of the Board which pages are incorporated herein by reference. As of March 15, 2003, Directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 0.3% of the outstanding common shares of Barrick.

     One director of the Company, Mr. J.L. Rotman, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998.

Officers of the Company

     The following are the officers of the Company as at May 1, 2003:

Name (age) and municipality	Office
of residence	(date became an Officer)	Principal occupations during past 5 years
Peter Munk (75) Toronto, Ontario	Chairman and Director (1984)	Chairman of the Company; Chairman of Trizec Properties, Inc. (real estate) and Chairman and Chief Executive Officer of Trizec Canada Inc. (real estate); prior to May 2002, Chairman of TrizecHahn Corporation (real estate).

Gregory C. Wilkins Toronto, Ontario (47)	President and Chief Executive Officer (2003) and Director (1991)	President and Chief Executive Officer of the Company; prior to February 2003, Corporate Director; prior to May 2002, Vice-Chairman, TrizecHahn Corporation (real estate); prior to March 2001 President and Chief Operating Officer, TrizecHahn Corporation.

John Carrington (59) Thornhill, Ontario	Vice Chairman and Chief Operating Officer and Director (1995)	Vice Chairman and Chief Operating Officer of the Company; prior to March 1999, Chief Operating Officer of the Company.

Jack Thompson (53) Alamo, California	Vice Chairman and Director (2001)	Vice Chairman of the Company; prior to December 2001, Chairman and Chief Executive Officer of Homestake.

Name (age) and municipality	Office
of residence	(date became an Officer)	Principal occupations during past 5 years
Tye W. Burt Toronto, Ontario (46)	Executive Director (2002)	Executive Director, Corporate Development of the Company; prior to December 2002, Principal, Harris Partners Limited (investment banking) and President, Cartesian Capital Corp. (investment banking); prior to May 2000, Chairman, Deutsche Bank Canada (investment banking) and Managing Director of Deutsche Bank’s Global Metals and Mining Group.

Patrick Garver (51) Toronto, Ontario	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Alan Hill (60) Toronto, Ontario	Executive Vice President, Development (1984)	Executive Vice President, Development of the Company.

Alexander Davidson (51) North York, Ontario	Senior Vice President, Exploration (1993)	Senior Vice President, Exploration of the Company.

Jamie Sokalsky (45) Toronto, Ontario	Senior Vice President and Chief Financial Officer (1993)	Senior Vice President and Chief Financial Officer of the Company; prior to March 1999, Vice President and Treasurer of the Company.

Ammar Al-Joundi (38) Toronto, Ontario	Vice President and Treasurer (1999)	Vice President and Treasurer of the Company; prior to May 1999, Vice President, Structured Finance, Citibank Canada.

Vincent Borg (46) Toronto, Ontario	Vice President, Corporate Communications (1992)	Vice President, Corporate Communications of the Company.

Michael Brown (45) Washington, D.C	Vice President, United States Public Affairs (1995)	Vice President, United States Public Affairs of the Company.

André Falzon (48) Toronto, Ontario	Vice President and Controller (1988)	Vice President and Controller of the Company.

James Fleming (52) Toronto, Ontario	Vice President, Communications (1995)	Vice President, Communications of the Company.

Gordon Fife (44) Stouffville, Ontario	Vice President, Organizational Effectiveness (2002)	Vice President, Organizational effectiveness of the Company; prior to January 2002, Principal, PricewaterhouseCoopers LLP; prior to October 1997, Principal, HR Associates.

Gregory Lang (48) City Beach, Western Australia	Vice President, Australian Operations (2001)	Vice President, Australian Operations of the Company; prior to December 2001, Vice President, Australia, Homestake Mining Company; prior to January 1999, Vice President U.S. and International Operations, Homestake Mining Company.

Name (age) and municipality	Office
of residence	(date became an Officer)	Principal occupations during past 5 years
John McDonough (56) Salt Lake City, Utah	Vice President, Enviroment (1994)	Vice President, Environment of the Company.

Stephen Orr (48) Toronto, Ontario	Vice President, North American Operations (2001)	Vice President, North American Operations of the Company; prior to December 2001, Vice President, North American Operations, Homestake Mining Company.

Raymond Threlkeld (56) Santiago, Chile	Vice President, Project Development (2002)	Vice President, Project Development of the Company; prior to July 2002, Vice President and General Manager in respect of the Pascua-Lama property; prior to December 2000, Vice President and General Manager in respect of the Bulyanhulu property; prior to March 1999, General Manager in respect of the Pierina property.

David Welles (64) New York, New York	Vice President and Tax Counsel (1995)	Vice President and Tax Counsel of the Company.

Richard Young (39) Mississauga, Ontario	Vice President, Investor Relations (2000)	Vice President, Investor Relations of the Company; prior to December 2000, Director, Investor Relations of the Company; prior to January 1998, Manager, Corporate Development of the Company.

Sybil Veenman (39) Toronto, Ontario	Associate General Counsel and Secretary (1995)	Associate General Counsel and Secretary of the Company.

NON-GAAP MEASURES

     It is Barrick’s understanding that certain investors use cash costs per ounce data to assess Barrick’s performance and also determine its ability to generate cash flow for use in investing and other activities. The inclusion of cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect the Company’s profitability and cash flow. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating costs or cash flow measures presented under GAAP.

Reconciliation of Cash Costs per Ounce

(in millions of US dollars except per ounce amounts)	2002	2001	2000

Operating costs per financial statements	$1,071	$1,080	$950
Reclamation, closure and other costs[1]	(43)	(60)	(50)

Operating costs for per ounce calculation	$1,028	$1,020	$900

Ounces sold (thousands)	5,805	6,278	5,794
Total cash costs per ounce	$177	$162	$155

1 In 2002, includes costs totaling $15 million in connection with the Peruvian tax assessment. Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

ADDITIONAL INFORMATION

     The Company will provide to any person, upon a request to the Secretary of the Company, the following information:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a proposed distribution of its securities:

(i)	one copy of the latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders which involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

               (b)     at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.

     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 31, 2003. As well, additional financial information is provided in the Company’s 2002 Annual Report, in the Company’s Consolidated Financial Statements (both as prepared under US GAAP and as prepared under Canadian GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2002 (both as prepared under US GAAP and as prepared under Canadian GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking

Barrick Gold Corporation (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.     Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

INCORPORATION BY REFERENCE

                    T he Registrant’s annual report on Form 40-F is incorporated by reference in the Registrant’s registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (No. 333-14148).

CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)) under the Securities Act of 1934. Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation nor were there any significant deficiencies or material weaknesses in such controls requiring corrective action. As a result, no corrective actions were taken.

SIGNATURES

               Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ SYBIL E. VEENMAN

	Name:	Sybil E. Veenman
	Title:	Associate General Counsel
and Secretary

Dated: May 16, 2003

CERTIFICATIONS

I, Gregory C. Wilkins, President and Chief Executive Officer of Barrick Gold Corporation, certify that:

1.	I have reviewed this annual report on Form 40-F of Barrick Gold Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ GREGORY C. WILKINS Name: Gregory C. Wilkins Title: President and Chief Executive Officer

Date: May 16, 2003

I, Jamie C. Sokalsky, Senior Vice President and Chief Financial Officer of Barrick Gold Corporation, certify that:

1.	I have reviewed this annual report on Form 40-F of Barrick Gold Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JAMIE C. SOKALSKY Name: Jamie C. Sokalsky Title: Senior Vice President and Chief Financial Officer

Date: May 16, 2003

EXHIBIT INDEX

Exhibits	Description
1	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 1999, together with the Auditor’s report thereon

2	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2002

3	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), including the Notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the Auditor’s report thereon

4	Barrick Gold Corporation’s Management’s Discussion and Analysis (Canadian GAAP) for the year ended December 31, 2002

5	Consent of PricewaterhouseCoopers LLP

6	Certificate of Gregory C. Wilkins pursuant to Section 906 of Sarbanes-Oxley Act of 2002

7	Certificate of Jamie C. Sokalsky pursuant to Section 906 of Sarbanes-Oxley Act of 2002