Form 40-F
period 2003-12-31
BARRICK GOLD CORP
filed 2004-05-19
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2003	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification
incorporation or organization)	classification code number,	number, if applicable)
	if applicable)

BCE Place
TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
(800) 720-7415
(Address and telephone number of registrant’s principal executive office)

Barrick Goldstrike Mines Inc.
P.O. Box 29, Elko, Nevada 89803
(702) 738-8043
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares 535,250,227

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

Yes ☑ No ☐

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of December 31, 2003. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal controls over financial reporting will prevent or detect all error and all fraud.

There has been no change in Barrick’s internal controls over financial reporting during the year ended December 31, 2003 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal controls over financial reporting.

Barrick will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable. Barrick has been undertaking a comprehensive review of its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications have been made to Barrick’s disclosure controls and procedures and internal controls over financial reporting and modifications may, as appropriate, be made to Barrick’s disclosure controls and procedures or internal controls over financial reporting in the future.

AUDIT COMMITTEE FINANCIAL EXPERT

Barrick’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that Mr. Peter C. Godsoe is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

Barrick has adopted a code of ethics entitled, “Barrick Gold Corporation Code of Business Conduct and Ethics”. The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following PricewaterhouseCoopers LLP fees were billed to Barrick for the years ended December 31, 2002 and 2003 for professional services rendered to Barrick:

Fees
(amount in millions)	2003	2002
Audit Fees[1]	$2.0	$1.9
Audit-Related Fees[2]	0.4	0.2
Tax Fees[3]	1.7	2.7
All Other Fees[4]	—	0.1

Total	$4.1	$4.9

[1]	Audit fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings.

[2]	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.

[3]	Tax Fees comprise amounts paid for tax compliance and advisory services.

[4]	All Other Fees in 2002 comprise amounts paid relating to management advisory services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services for which the estimate of fees does not exceed $100,000 may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 51 through to 55 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on pages 55 through to 56 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

INCORPORATION BY REFERENCE

The Registrant’s annual report on Form 40-F is incorporated by reference in the Registrant’s registration statement on Form F-3 (No. 333-14148) and as an exhibit to the Registrant’s and Barrick Gold Inc.’s registration statement on Form F-9 (No. 333-106592).

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:		/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant
General Counsel and Secretary

Dated: May 19, 2004

EXHIBIT INDEX

Exhibits	Description
1	Annual Information Form dated as of May 19, 2004

2	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, together with the Auditor’s report thereon

3	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2003

4	Consent of PricewaterhouseCoopers LLP

5	Certificate of Gregory C. Wilkins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

6	Certificate of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

7	Certificate of Gregory C. Wilkins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

8	Certificate of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002