Form 40-F
period 2004-12-31
BARRICK GOLD CORP
filed 2005-03-31
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2004	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
Province or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification
incorporation or organization)	classification code number, if applicable)	number, if applicable)

BCE Place
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

Common Shares 533,575,185

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

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

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

There has been no change in Barrick’s internal controls over financial reporting during the year ended December 31, 2004 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal controls over financial reporting.

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

AUDIT COMMITTEE

Financial Expert

Barrick’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that Mr. S. J. Shapiro is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Participation on Other Audit Committees

Barrick does not restrict the number of other audit committees on which members of its Audit Committee may serve. H.L. Beck and P.A. Crossgrove each currently serve on the audit committees of three other public companies. Barrick’s board of directors has determined that the service of Mr. Beck and Mr. Crossgrove on the audit committees of such other companies does not impair their ability to effectively serve on the Audit Committee, particularly given their experience as directors of public companies and the fact that each is retired from full-time employment.

CODE OF ETHICS

Barrick has adopted a code of ethics entitled, “Barrick Gold Corporation Code of Business Conduct and Ethics”. The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the Company — Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2004 and 2003 for professional services rendered to Barrick:

Fees	2004	2003
(amount in millions)
Audit Fees[1]	$2.3	$2.0
Audit-Related Fees[2]	0.5	0.4
Tax Fees[3]	0.8	1.7
All Other Fees[4]	—	—

Total	$3.6	$4.1

[1]	Audit fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings.

[2]	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.

[3]	Tax Fees comprise amounts paid for tax compliance and advisory services.

[4]	No other fees were paid in either 2003 or 2004.

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

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 53 through to 57 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on pages 58 through to 59 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

The Registrant’s annual report on Form 40-F is incorporated by reference in the Registrant’s registration statements on Form F-3 (No. 333-14148) and Form F-9 (Nos. 333-120133 and 333-106592) and in the registration statements on Form F-9 of Barrick Gold Finance Company (No. 333-120133-01) and Barrick Gold Inc. (Nos. 333-120133-02 and 333-106592-01).

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary

	Dated:	March 30, 2005

EXHIBIT INDEX

Exhibits	Description
1	Annual Information Form dated as of March 30, 2005

2	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the Auditor’s report thereon

3	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2004

4	Management Information Circular and Proxy Statement dated as of March 14, 2005 other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 2 of Barrick Gold Corporation’s Form 6-K (Commission file No. 1-9059), excluding such sections, furnished to the Commission on March 25, 2005)

5	Consent of PricewaterhouseCoopers LLP

6	Certification of Gregory C. Wilkins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

7	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

8	Certification of Gregory C. Wilkins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

9	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002