Form 40-F
period 2005-12-31
BARRICK GOLD CORP
filed 2006-03-31
CIK 756894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2005	Commission File number: No. 1-9059
BARRICK GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)
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
Common Shares 538,081,875
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on pages 92 through 93 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE
The disclosure provided under “Composition of the Audit Committee” on pages 90 through 91 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “Principal Accountant Fees and Services” on pages 91 through 92 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 91 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 61 through to 64 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations and Commitments” on pages 59 through to 60 of Exhibit 3, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

BARRICK GOLD CORPORATION

By:		/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General
Counsel and Secretary

Dated: March 31, 2006

EXHIBIT INDEX

Exhibits	Description

1	Annual Information Form dated as of March 30, 2006

2	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, together with the Auditor’s report thereon

3	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2005

4	Management Information Circular and Proxy Statement dated as of March 24, 2006 other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 2 of Barrick Gold Corporation’s Form 6-K (Commission file No. 1-9059), excluding such sections, furnished to the Commission on March 31, 2006)

5	Consent of PricewaterhouseCoopers LLP

6	Certification of Gregory C. Wilkins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

7	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

8	Certification of Gregory C. Wilkins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

9	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002