Form 40-F
period 2006-12-31
BARRICK GOLD CORP
filed 2007-04-02
CIK 756894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2006	Commission File number: No. 1-9059
BARRICK GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification
incorporation or organization)	classification code number, if	number, if applicable)
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
Common Shares 863,957,797
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

CONTROLS AND PROCEDURES
The disclosure provided under “Controls and Procedures” on pages 90 through 91 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Barrick’s “Management’s Report on Internal Control Over Financial Reporting” on page 69 of Exhibit 2, is incorporated by reference herein.
AUDIT COMMITTEE
The disclosure provided under “Composition of the Audit Committee” on pages 88 through 89 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
CODE OF ETHICS
Barrick has adopted a code of ethics entitled, “Barrick Gold Corporation Code of Business Conduct and Ethics”. The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the Company - Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of Barrick.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on page 90 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 89 of Exhibit 1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under “Off-Balance Sheet Arrangements” on pages 52 to 55 of Exhibit 4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations and Commitments” on pages 49 through to 50 of Exhibit 4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE
The Registrant’s annual report on Form 40-F is incorporated by reference in the Registrant’s registration statements on Form F-3 (No. 333-14148) and Form F-9 (Nos. 333-120133 and 333-106592) and Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) and in the registration statements on Form F-9 of Barrick Gold Finance Company (No. 333-120133-01) and Barrick Gold Inc. (Nos. 333-120133-02 and 333-106592-01).

SIGNATURES
          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
BARRICK GOLD CORPORATION

By:		/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General
Counsel and Secretary

Dated: April 2, 2007

EXHIBIT INDEX

Exhibits	Description

1	Annual Information Form dated as of March 30, 2007

2	Management’s Report on Internal Control Over Financial Reporting

3	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, together with the Auditor’s report thereon

4	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2006

5	Management Information Circular and Proxy Statement dated as of March 19, 2007 other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 2 of Barrick Gold Corporation’s Form 6-K (Commission file No. 1-9059), furnished to the Commission on March 29, 2007)

6	Business Acquisition Report, dated February 10, 2006 (incorporated by reference to Exhibit 1 of Barrick Gold Corporation’s Form 6-K (Commission file No. 1-9059), furnished to the Commission on February 14, 2006)

7	Consent of PricewaterhouseCoopers LLP

8	Consent of PricewaterhouseCoopers LLP

9	Certification of Gregory C. Wilkins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

10	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

11	Certification of Gregory C. Wilkins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

12	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002