Form 40-F
period 2007-12-31
BARRICK GOLD CORP
filed 2008-03-28
CIK 756894

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

    ☐
    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

    ☒
    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2007	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)
Brookfield Place TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Canada M5J 2S1 (800) 720-7415 (Address and telephone number of registrant's principal executive office)
Barrick Goldstrike Mines Inc. P.O. Box 29, Elko, Nevada 89803 (702) 738-8043 (Name, address and telephone number of agent for service in the United States)

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

☒        Annual Information Form                                                  ☒        Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares 869,886,631

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes	☒	No	☐

CONTROLS AND PROCEDURES

        The disclosure provided under "Controls and Procedures" on page 92 of Exhibit 99.1, Barrick's Annual Information Form, is incorporated by reference herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Barrick's "Management's Report on Internal Control Over Financial Reporting" on page 77 of Exhibit 99.2, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        The disclosure provided under "Independent Auditors' Report" on pages 78 through 79 of Exhibit 99.3, Barrick's Comparative Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

        The disclosure provided under "Composition of the Audit Committee" on pages 89 through 90 of Exhibit 99.1, Barrick's Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

CODE OF ETHICS

        Barrick has adopted a code of ethics entitled, "Barrick Gold Corporation Code of Business Conduct and Ethics". The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick's principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick's Internet website, www.barrick.com, in the Company — Corporate Governance section and is available in print to any shareholder upon written request to the Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The disclosure provided under "External Auditor Service Fees" on pages 91 through 92 of Exhibit 99.1, Barrick's Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        The disclosure provided under "Audit Committee Pre-Approval Policies and Procedures" on page 91 of Exhibit 99.1, Barrick's Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under "Off-Balance Sheet Arrangements" on pages 57 to 60 of Exhibit 99.4, Management's Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

        The disclosure provided under "Contractual Obligations and Commitments" on page 54 of Exhibit 99.4, Management's Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

        The Registrant's annual report on Form 40-F is incorporated by reference in the Registrant's registration statements on Form F-3 (No. 333-14148) and Form F-9 (Nos. 333-120133 and 333-106592) and Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) and in the registration statements on Form F-9 of Barrick Gold Finance Company (No. 333-120133-01) and Barrick Gold Inc. (Nos. 333-120133-02 and 333-106592-01).

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ SYBIL E. VEENMAN
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary
Dated: March 27, 2008

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 27, 2008
99.2	Management's Report on Internal Control Over Financial Reporting
99.3
Barrick Gold Corporation's Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), including the Notes thereto, as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, together with the Independent Auditors' report thereon
99.4	Barrick Gold Corporation's Management's Discussion and Analysis (US GAAP) for the year ended December 31, 2007
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of PricewaterhouseCoopers LLP
99.7	Certification of Gregory C. Wilkins required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.8	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.9	Certification of Gregory C. Wilkins pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.10	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

QuickLinks

CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX