Form 40-F
period 2008-12-31
BARRICK GOLD CORP
filed 2009-03-30
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2008	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

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

Common Shares 872,471,775

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

CONTROLS AND PROCEDURES

The disclosure provided under “Controls and Procedures” on page 110 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditors’ Report” on pages 80 through 81 of Exhibit 99.3, Barrick’s Comparative Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on pages 108 through 109 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on pages 109 through 110 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 109 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on pages 58 to 61 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 61 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

The Registrant’s annual report on Form 40-F is incorporated by reference into the Registration Statement on Form F-9 and Form F-3 of the Registrant, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ SYBIL E. VEENMAN

	Name:	Sybil E. Veenman
	Title:	Senior Vice President, Assistant General Counsel and Secretary
	Dated:	March 30, 2009

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 30, 2009
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3

Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, together with the Independent Auditors’ report thereon

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2008
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of PricewaterhouseCoopers LLP
99.7	Certification of Aaron W. Regent required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.8	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.9	Certification of Aaron W. Regent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.10	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002