Form 40-F
period 2009-12-31
BARRICK GOLD CORP
filed 2010-03-29
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒                              Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2009	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

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

Common Shares 984,327,816

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	☒	No	☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 115 through 116 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditors’ Report” on pages 94 through 95 of Exhibit 99.3, Barrick’s Comparative Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on page 114 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on pages 114 through 115 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 114 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 72 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

BARRICK GOLD CORPORATION

By:	/s/ SYBIL E. VEENMAN

	Name:	Sybil E. Veenman
	Title:	Senior Vice President, Assistant General Counsel and Secretary
	Dated:	March 29, 2010

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 29, 2010
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3

Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, together with the Independent Auditors’ report thereon

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2009
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Certification of Aaron W. Regent required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.7	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.8	Certification of Aaron W. Regent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.9	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
101

The following financial information from Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to the Comparative Audited Consolidated Financial Statements, tagged as blocks of text