Form 40-F
period 2010-12-31
BARRICK GOLD CORP
filed 2011-03-31
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2010	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1041 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)

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

Common Shares 998,499,673

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

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on page 130 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditors’ Report” on pages 102 through 103 of Exhibit 99.3, Barrick’s Comparative Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on page 129 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on pages 129 through 130 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 129 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 71 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

The disclosure provided in Exhibit 99.10, Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman

Name:	Sybil E. Veenman
Title:	Senior Vice President and General Counsel
Dated:	March 31, 2011

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 31, 2011
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3

Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, together with the Independent Auditors’ report thereon

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2010
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Certification of Aaron W. Regent required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.7	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.8	Certification of Aaron W. Regent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.9	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.10	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
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