Form 40-F/A
period 2010-12-31
BARRICK GOLD CORP
filed 2011-04-05
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

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

Common Shares:  998,499,673

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

EXPLANATORY NOTICE TO READER

On March 31, 2011, Barrick Gold Corporation (“Barrick”) filed its annual report on Form 40-F for the year ended December 31, 2010 (the “Annual Report”). Subsequent to filing the Annual Report, Barrick noted certain typographical errors in Exhibit 101, which includes certain financial information of Barrick in Extensible Business Reporting Language (XBRL) format.  A corrected version of Exhibit 101, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, is filed herewith.  No other portions of the Annual Report are being amended.

INCORPORATION BY REFERENCE

Amendment no. 1 to Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Senior Vice President and General Counsel
	Dated:	April 5, 2011

EXHIBIT INDEX

Exhibits	Description
99.1*	Annual Information Form dated as of March 31, 2011
99.2*	Management’s Report on Internal Control Over Financial Reporting
99.3*

Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), including the Notes thereto, as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, together with the Independent Auditors’ report thereon

99.4*	Barrick Gold Corporation’s Management’s Discussion and Analysis (US GAAP) for the year ended December 31, 2010
99.5*	Consent of PricewaterhouseCoopers LLP
99.6**	Certification of Aaron W. Regent required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.7**	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.8**	Certification of Aaron W. Regent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.9**	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.10*	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
101**

The following financial information from Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to the Comparative Audited Consolidated Financial Statements, tagged as blocks of text

*              Previously filed.

**           Filed herewith.