Form 40-F
period 2011-12-31
BARRICK GOLD CORP
filed 2012-03-28
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2011	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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

Common Shares 1,000,422,260

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 146 to 147 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditors’ Report” on pages 83 through 85 of Exhibit 99.3, Barrick’s Comparative Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on page 145 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 146 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 145 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 56 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Barrick is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 99.10.

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

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman

	Name:	Sybil E. Veenman
	Title:	Senior Vice President and General Counsel
	Dated:	March 28, 2012

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 28, 2012

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Comparative Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”), including the Notes thereto, as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, together with the Independent Auditors’ report thereon

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis (IFRS) for the year ended December 31, 2011

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Certification of Aaron W. Regent required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.7	Certification of Jamie C. Sokalsky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.8	Certification of Aaron W. Regent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.9	Certification of Jamie C. Sokalsky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.10	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

5