Form 40-F
period 2014-12-31
BARRICK GOLD CORP
filed 2015-03-30
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2014	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Brookfield Place, TD Canada Trust Tower

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

Common Shares 1,164,669,608

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

Yes  ☐                    No  ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 132 to 133 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditor’s Report” on pages 101 through 103 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on page 130 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 132 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 132 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

MINE SAFETY DISCLOSURE

Barrick is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 99.12.

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

BARRICK GOLD CORPORATION

Dated: March 27, 2015	By:	/s/ Richie Haddock
	Name:	Richie Haddock
	Title:	Senior Vice-President and General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 27, 2015

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2014 and 2013, together with the Independent Auditor’s report thereon.

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2014

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Certification of Kelvin P.M. Dushnisky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.7	Certification of James K. Gowans required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.8	Certification of Shaun A. Usmar required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.9	Certification of Kelvin P.M. Dushnisky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.10	Certification of James K. Gowans pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.11	Certification of Shaun A. Usmar pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.12	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data