Form 40-F
period 2015-12-31
BARRICK GOLD CORP
filed 2016-03-28
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2015	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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

Common Shares 1,165,081,379

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐            No   ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 119 and 120 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditor’s Report” on pages 88 through 90 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit Committee” on page 117 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

CODE OF ETHICS

Barrick has adopted a code of ethics entitled, “Barrick Gold Corporation Code of Business Conduct and Ethics.” The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the Company — Governance section and is available in print to any shareholder upon written request to the Corporate Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 119 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 118 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 67 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Barrick is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 99.14.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

INCORPORATION BY REFERENCE

Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) and Form F-3 (File No. 333-206417).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

Dated: March 28, 2016	By:	/s/ Richie Haddock
		Name:	Richie Haddock
		Title:	Senior Vice-President and General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 28, 2016

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2015 and 2014, together with the Independent Auditor’s report thereon.

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of Rick Sims

99.7	Consent of Steven Haggarty

99.8	Consent of Patrick Garretson

99.9	Consent of Robert Krcmarov

99.10	Certification of Kelvin P.M. Dushnisky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.11	Certification of Shaun A. Usmar required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.12	Certification of Kelvin P.M. Dushnisky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.13	Certification of Shaun A. Usmar pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.14	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data