Form 40-F
period 2016-12-31
BARRICK GOLD CORP
filed 2017-03-24
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2016	Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

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

Common Shares 1,165,574,071

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

Yes  ☐            No  ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 131 and 132 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Independent Auditor’s Report” on pages 96 through 98 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on pages 130 and 131 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit Committee Pre-Approval Policies and Procedures” on page 130 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 68 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

INCORPORATION BY REFERENCE

Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-216099).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BARRICK GOLD CORPORATION

Dated: March 24, 2017	By:	/s/ Richie Haddock
		Name:	Richie Haddock
		Title:	Senior Vice-President and General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 24, 2017

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2016 and 2015, together with the Independent Auditor’s report thereon.

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of Rick Sims

99.7	Consent of Steven Haggarty

99.8	Consent of Patrick Garretson

99.9	Consent of Robert Krcmarov

99.10	Certification of Kelvin P.M. Dushnisky required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.11	Certification of Catherine P. Raw required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.12	Certification of Kelvin P.M. Dushnisky pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.13	Certification of Catherine P. Raw pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.14	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data