Form 40-F
period 2018-12-31
BARRICK GOLD CORP
filed 2019-03-22
CIK 756894

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2018

Commission File number: No. 1-9059

BARRICK GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

Brookfield Place, TD Canada Trust Tower,

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario Canada M5J 2S1

(800) 720-7415

(Address and telephone number of registrant’s principal executive office)

Barrick Gold of North America, Inc.

310 South Main Street

Suite 1150

Salt Lake City, Utah 84101

(801) 990-3745

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

Common Shares 1,751,981,799

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 164 and 165 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages 88 through 89 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT COMMITTEE

The disclosure provided under “Composition of the Audit & Risk Committee” on page 162 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

CODE OF ETHICS

Barrick has adopted a code of ethics entitled, “Barrick Gold Corporation Code of Business Conduct and Ethics.” The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the About — Governance & Board of Directors section and is available in print to any shareholder upon written request to the Corporate Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 164 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on pages 164 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 58 of Exhibit 99.4, Management’s Discussion and Analysis of Financial and Operating Results, is incorporated by reference herein.

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

B. Consent to Service of Process

Registrant filed concurrently with the Commission a Form F-X/A in connection with the filing of its Annual Report on Form 40-F, filed on March 22, 2019.

INCORPORATION BY REFERENCE

Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form S-8 (File No. 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-230235).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 22, 2019

BARRICK GOLD CORPORATION

By:	/s/ Kevin Thomson
Name:	Kevin Thomson
Title:	Senior Executive Vice President, Strategic Matters

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 22, 2019

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2018 and 2017, together with the Independent Auditor’s report thereon.

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2018.

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of Rodney Quick

99.7	Consent of Simon Bottoms

99.8	Consent of Rick Sims

99.9	Consent of Robert Krcmarov

99.10	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.11	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.12	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.13	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.14	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document