Form 40-F
period 2019-12-31
BARRICK GOLD CORP
filed 2020-03-26
CIK 756894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2019

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

Barrick Gold of North America, Inc.

310 South Main Street

Suite 1150

Salt Lake City, Utah 84101

(801) 990-3745

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	GOLD	New York Stock Exchange

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

Common Shares 1,777,926,611

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

The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 155 and 156 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages 105 through 109 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.

AUDIT & RISK COMMITTEE

The disclosure provided under “Composition of the Audit & Risk Committee” on page 153 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

CODE OF ETHICS

Barrick has adopted a code of ethics entitled, “Code of Business Conduct and Ethics.” The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the About — Governance & Board of Directors section and is available in print to any shareholder upon written request to the Corporate Secretary of Barrick.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under “External Auditor Service Fees” on page 155 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on page 154 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit & Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

MINE SAFETY DISCLOSURE

Barrick is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 99.17.

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

B. Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X/A in connection with the Common Shares, filed on March 22, 2019.

INCORPORATION BY REFERENCE

Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File No. 333-224560) and Form F-10 (File No. 333-230235).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 25, 2020

BARRICK GOLD CORPORATION

By:	/s/ Richie Haddock
Name:	Richie Haddock
Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form dated as of March 25, 2020

99.2	Management’s Report on Internal Control Over Financial Reporting

99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2019 and 2018, together with the Independent Auditor’s report thereon

99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2019

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of Rodney Quick

99.7	Consent of Simon Bottoms

99.8	Consent of Chad Yuhasz

99.9	Consent of Steven W. Yopps

99.10	Consent of Craig Fiddes

99.11	Consent of Robert Krcmarov

99.12	Consent of John Steele

99.13	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.14	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.15	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.16	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.17	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document