Form 40-F
period 2020-12-31
BARRICK GOLD CORP
filed 2021-03-19
CIK 756894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F
____________________
☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For Fiscal year ended: December 31, 2020        Commission File number: No. 1-9059
____________________
BARRICK GOLD CORPORATION
(Exact name of Registrant as specified in its charter)
____________________

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
____________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares 1,778,189,894
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on pages 174 and 175 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The disclosure provided under “Report of Independent Registered Public Accounting Firm” on pages 123 through 126 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDIT & RISK COMMITTEE
The disclosure provided under “Composition of the Audit & Risk Committee” on page 170 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on page 174 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on page 173 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit & Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Dated: March 19, 2021

BARRICK GOLD CORPORATION

By:	/s/ Richie Haddock
Name:	Richie Haddock
Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 19, 2021
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2020 and 2019, together with the Independent Auditor’s report thereon
99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2020
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Rodney Quick
99.7	Consent of Simon Bottoms
99.8	Consent of Chad Yuhasz
99.9	Consent of Steven W. Yopps
99.10	Consent of Craig Fiddes
99.11	Consent of Robert Krcmarov
99.12	Consent of John Steele
99.13	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.14	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.15	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.16	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.17	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document