Form 40-F
period 2022-12-31
BARRICK GOLD CORP
filed 2023-03-17
CIK 756894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F
____________________
☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For Fiscal year ended: December 31, 2022    Commission File number: No. 1-9059
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
Common Shares 1,755,349,661
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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on page 187 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The disclosure provided under “Report of Independent Registered Public Accounting Firm” (PCAOB ID No. 271) on pages 113 through 116 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDIT & RISK COMMITTEE
The disclosure provided under “Composition of the Audit & Risk Committee” on page 183 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on pages 186 to 187 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on page 186 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit & Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
Dated: March 17, 2023

BARRICK GOLD CORPORATION

By:	/s/ Poupak Bahamin
Name:	Poupak Bahamin
Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form dated as of March 17, 2023
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2022 and 2021, together with the Report of Independent Registered Public Accounting Firm thereon
99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2022
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Richard Peattie
99.7	Consent of Simon Bottoms
99.8	Consent of Chad Yuhasz
99.9	Consent of Craig Fiddes
99.10	Consent of Robert Krcmarov
99.11	Consent of John Steele
99.12	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.13	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.14	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.15	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.16	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document