Form 40-F
period 2023-12-31
BARRICK GOLD CORP
filed 2024-03-15
CIK 756894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For Fiscal year ended: December 31, 2023 Commission File number: No. 1-9059
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
Common Shares 1,755,569,554
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
The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on page 185-186 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
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
AUDIT & RISK COMMITTEE
The disclosure provided under “Composition of the Audit & Risk Committee” on page 181 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
CODE OF ETHICS
Barrick has adopted a code of ethics entitled, “Code of Business Conduct and Ethics.” The Code of Business Conduct and Ethics applies to all directors, officers and employees of Barrick, including Barrick’s principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at Barrick’s Internet website, www.barrick.com, in the About - Governance & Board of Directors section and is available in print to any shareholder upon written request to the Corporate Secretary of Barrick.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under “External Auditor Service Fees” on pages 184 to 185 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on page 184 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit & Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
Barrick has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on Barrick’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
MINE SAFETY DISCLOSURE
Barrick is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 99.15.
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

B.    Consent to Service of Process
Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares, filed on May 3, 2023.

INCORPORATION BY REFERENCE
Barrick’s annual report on Form 40-F (other than the section entitled “Ratings” in Exhibit 99.1) is incorporated by reference into Barrick’s Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-271603).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 15 , 2024

BARRICK GOLD CORPORATION

By:	/s/ Poupak Bahamin
Name:	Poupak Bahamin
Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description
97	Barrick Gold Corporation Executive Officer Recovery Policy
99.1	Annual Information Form dated as of March 15, 2024
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2023 and 2022, together with the Report of Independent Registered Public Accounting Firm thereon
99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2023
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Richard Peattie
99.7	Consent of Simon Bottoms
99.8	Consent of Craig Fiddes
99.9	Consent of Joel Holliday
99.10	Consent of John Steele
99.11	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.12	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.13	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.14	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.15	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document