Form 40-F
period 2024-12-31
BARRICK GOLD CORP
filed 2025-03-14
CIK 756894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
 Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For Fiscal year ended: December 31, 2024 Commission File number: No. 1-9059
BARRICK GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)
Brookfield Place, TD Canada Trust Tower,
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario Canada M5J 2S1
(800) 720-7415

310 South Main Street
Suite 1150
Salt Lake City, Utah 84101
(801) 990-3745

(Address and telephone number of registrant’s principal executive offices)
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
Common Shares 1,727,100,407
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
The disclosure provided under “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on page 164 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Barrick’s “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The disclosure provided under “Report of Independent Registered Public Accounting Firm” (PCAOB ID No. 271) on pages 2 through 5 of Exhibit 99.3, Barrick’s Audited Consolidated Financial Statements, is incorporated by reference herein.
AUDIT & RISK COMMITTEE
The disclosure provided under “Composition of the Audit & Risk Committee” on page 161 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. Barrick has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.
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
AUDIT & RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under “Audit & Risk Committee Pre-Approval Policies and Procedures” on page 161 of Exhibit 99.1, Barrick’s Annual Information Form, is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit & Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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

INCORPORATION BY REFERENCE
Barrick’s annual report on Form 40-F [(other than the section entitled “Ratings” in Exhibit 99.1)] is incorporated by reference into Barrick’s Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-271603).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 14, 2025

BARRICK GOLD CORPORATION

By:	/s/ Poupak Bahamin
Name:	Poupak Bahamin
Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description
97	Barrick Gold Corporation Executive Officer Recovery Policy
99.1	Annual Information Form dated as of March 14, 2025
99.2	Management’s Report on Internal Control Over Financial Reporting
99.3	Barrick Gold Corporation’s Audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the Notes thereto, as at and for the years ended December 31, 2024 and 2023, together with the Report of Independent Registered Public Accounting Firm thereon
99.4	Barrick Gold Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2024
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Craig Fiddes
99.7	Consent of Richard Peattie
99.8	Consent of Peter Jones
99.9	Consent of Joel Holliday
99.10	Consent of Simon Bottoms
99.11	Certification of Mark Bristow required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.12	Certification of Graham Shuttleworth required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
99.13	Certification of Mark Bristow pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.14	Certification of Graham Shuttleworth pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.15	Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document